++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the attached prospectus is + +not complete and may be changed. A registration statement relating to these +
+securities has been declared effective by the Securities and Exchange         +
+Commission. We are not using this prospectus supplement and the attached + +prospectus to offer to sell these securities or to solicit offers to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    Subject to Completion, Dated May 2, 2000

Prospectus Supplement
(To Prospectus dated August 17, 1999)

Heller Financial, Inc.

$

 % Notes due

HELLER LOGO
Interest payable       and

Issue price:       %

The notes will mature on        . Interest on the notes will accrue from
        , 2000. We cannot redeem the notes unless specified events occur in-volving U.S. taxation. We will issue the notes in minimum denominations of $1,000 increased in integral multiples of $1,000.

                   ----------------------------------------

See "Risk Factors" beginning on page 3 of the attached prospectus for a discussion of certain risks that you should consider before investing in the notes.

                   ----------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   ----------------------------------------

-------------------------------------------------------------------------------
                                            Initial
                                            Price to   Underwriting Proceeds to
                                             Public      Discount      Heller
-------------------------------------------------------------------------------
Per note.................................          %           %             %
-------------------------------------------------------------------------------
Total.................................... $             $           $
-------------------------------------------------------------------------------

                   ----------------------------------------

We have applied to list the notes on the Luxembourg Stock Exchange.

We expect that delivery of the notes will be made to investors on or about
         , 2000, only through The Depository Trust Company, the Euroclear System and Clearstream Banking S.A.

                          Joint book-running managers:

Chase Securities Inc.                                            UBS Warburg LLC


             The date of this prospectus supplement is      , 2000.

   You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The distribution of this prospectus supplement and the prospectus and the offering of the notes in some jurisdictions may be restricted by law. You should inform yourself about and observe any of these restrictions. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Where You May Find More Information........................................  S-3
Description of Heller......................................................  S-4
Our Directors and Executive Officers.......................................  S-5
Use of Proceeds............................................................  S-5
Ratio of Earnings to Fixed Charges.........................................  S-6
Capitalization.............................................................  S-7
Selected Financial Data....................................................  S-8
Description of the Notes................................................... S-10
United States Federal Taxation............................................. S-16
Underwriting............................................................... S-19
General Information........................................................ S-21
Legal Matters.............................................................. S-22
Independent Public Accountants............................................. S-22

                                   Prospectus

About this Prospectus......................................................    2
Where You Can Find More Information........................................    2
Cautionary Note Regarding Forward-looking Statements.......................    3
Risk Factors...............................................................    3
The Company................................................................    8
Use of Proceeds............................................................    9
Description of the Securities We May Offer.................................   10
Plan of Distribution.......................................................   27
Legal Opinions.............................................................   28
Independent Public Accountants.............................................   29

   This prospectus supplement and the prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to us. We accept full responsibility for the accuracy of the information contained in this prospectus supplement and the prospectus and confirm, having made all reasonable inquiries, that, to the best of our knowledge and belief, there are no other facts the omission of which would make any statement herein misleading in any material respect.

   In this prospectus supplement and the prospectus, references to "dollars" and "$" are to United States dollars.

                      WHERE YOU MAY FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following locations:

  . the public reference room of the SEC, Room 1024, Judiciary Plaza, 450
    Fifth Street N.W., Washington, DC 20549;

  . the public reference facilities at the SEC's regional offices at Seven
    World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

  . the offices of the New York Stock Exchange, 20 Broad Street, New York,
    New York 10005; or

  . the offices of the Chicago Stock Exchange, One Financial Plaza, 440 South
    LaSalle Street, Chicago, Illinois 60605.

Some of these locations may charge a modest fee for copies. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. In addition, you may access any document we file with the SEC on its web site located at http://www.sec.gov.

   We are incorporating by reference other documents into this prospectus supplement and the prospectus. This means that we are disclosing important information to you by referring you to other documents that we file separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the prospectus, except for any information superseded by information in this prospectus supplement or in any later filed document which is also incorporated by reference. The information that we file after the date of this prospectus supplement with the SEC will automatically update and supersede the information in this prospectus supplement and the prospectus or incorporated by reference from eariler filings.

   We incorporate by reference into this prospectus supplement and the prospectus the following documents that we have previously filed with the SEC:

  . Our annual report on Form 10-K for our fiscal year ended December 31, 1999, which contains our audited consolidated statements of income, cash flows and changes in stockholders' equity for the years ended December 31, 1999, 1998 and 1997 and our audited consolidated balance sheets as of December 31, 1999 and 1998; and

  . Our current reports on Form 8-K dated January 19, 2000, January 20, 2000 and April 19, 2000 (two reports).

   We do not prepare and publish unconsolidated financial statements.

   We also incorporate by reference into this prospectus supplement and the prospectus any of our future SEC filings under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. You may obtain copies of the documents incorporated by reference in this prospectus supplement and the prospectus from the SEC. You may also obtain, free of charge, copies of documents incorporated by reference in this prospectus supplement and the prospectus by making a request to us by telephone at (312) 441-7000 or in writing at the following address:

                              Heller Financial, Inc.
                              Attention: Treasurer
                              500 West Monroe Street
                              Chicago, Illinois 60661

   So long as the notes are listed on the Luxembourg Stock Exchange, you can obtain, free of charge, this prospectus supplement and the prospectus, together with the documents incorporated in them by reference, at the offices of Banque Internationale a Luxembourg, 69, route d'Esch, L-1470 Luxembourg.

                             DESCRIPTION OF HELLER

   We are a majority-owned subsidiary of The Fuji Bank, Limited. We were incorporated in 1919 under the laws of the State of Delaware. Our principal executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661, United States.

   We are a leading diversified commercial financial services company. We provide a broad array of financial products and services to mid-sized and small businesses in the United States and selected international markets. We operate in part through subsidiaries and joint ventures. See Exhibit 21 to our annual report on Form 10-K for the fiscal year ended December 31, 1999 for a list of our significant subsidiaries. The annual report on Form 10-K is incorporated by reference in this prospectus supplement and the prospectus. You can obtain, free of charge, a copy of the annual report on Form 10-K at the offices of Banque Internationale a Luxembourg. See "General Information."

   We deliver our products and services principally through two business segments:

  . Domestic Commercial Finance; and

  . International Factoring and Asset Based Finance.

   Our Domestic Commercial Finance segment is made up of the following five business units:

  . Corporate Finance, which provides collateralized cash flow and asset based lending;

  . Real Estate Finance, which primarily provides secured real estate financing;

  . Leasing Services, which provides debt and lease financing of small and large ticket equipment sourced directly or through manufacturers, distributors and dealers;

  . Small Business Finance, which provides financing to small businesses, primarily under U.S. Business Administration loan programs; and

  . Healthcare Finance, which provides asset based and related financing to healthcare providers, with a primary focus on long-term care providers, hospitals and physician practices.

   Our International Factoring and Asset Based Finance segment, known as Heller International Group, provides factoring services and financing secured primarily by receivables, inventory and equipment. It does so through wholly-owned subsidiaries and joint ventures that provide financing to small and mid-sized companies primarily in Europe, but also in Asia and Latin America.

   Fuji Bank, through its wholly-owned subsidiary, Fuji America Holdings, Inc., beneficially owns all of our outstanding shares of class B common stock. Other stockholders hold our class A common stock, which is publicly traded. The following table shows, as of March 1, 2000, the beneficial owners of greater than 5% of our outstanding class A common stock and the percent of our class A common stock each of them beneficially owned.

                                                              Percent of Class A
                                                                 Common Stock
                     Name of Beneficial Owner                 Beneficially Owned
                     ------------------------                 ------------------
      The Fuji Bank, Limited (1).............................        53.3%
      Wellington Management Company, LLP.....................        13.2%
      Franklin Mutual Advisers, LLC..........................         9.5
      T. Rowe Price Associates, Inc..........................         7.4
      Morgan Stanley Dean Witter & Co........................         6.0
      Mellon Financial Corporation...........................         5.9

   --------
   (1) Assuming conversion into class A common stock of all of the shares of class B common stock beneficially owned by Fuji Bank.

This information about the ownership of our class A common stock, other than with respect to Fuji Bank, is based on Schedule 13G filings made by these beneficial owners with the SEC. To our knowledge, no other stockholder beneficially owns more than 5% of any class of our common stock. Our class A common stock and class B common stock are identical, except as follows:

  . our class B common stock has three votes per share and our class A common stock has one vote per share; however, the outstanding shares of class B common stock, while held by Fuji Bank, cannot represent more than 79% of the combined voting power of our outstanding voting stock; and

  . each share of our class B common stock is convertible into one share of our class A common stock; our class A common stock is not convertible into any other security.

See "Description of the Securities We May Offer--Description of Capital Stock-- Common Stock--Voting Rights" and "--Conversion" in the prospectus for a more detailed discussion of the voting and conversion rights of our common stock.

                      OUR DIRECTORS AND EXECUTIVE OFFICERS

 Name                                 Position
 ----                                 --------
 Richard J. Almeida.................. Chairman of the Board and Chief Executive
                                      Officer
 Michael A. Conway................... Director
 Nina B. Eidell...................... Executive Vice President and Chief Human
                                      Resources Officer
 Soichi Hirabayashi.................. Director
 Takaaki Kato........................ Director
 Mark Kessel......................... Director
 Tetsuo Kumon........................ Director
 Michael J. Litwin................... Executive Vice President and Chief Credit
                                      and Risk Officer
 Dennis P. Lockhart.................. Director and President of Heller
                                      International Group
 Lauralee E. Martin.................. Executive Vice President and Chief
                                      Financial Officer
 Takashi Makimoto.................... Director
 Frank S. Ptak....................... Director
 Masahiro Sawada..................... Director and Senior Vice President
 Debra H. Snider..................... Executive Vice President, General
                                      Counsel, Chief Administrative Officer and
                                      Secretary
 Kenichiro Tanaka.................... Director and Executive Vice President
 Frederick E. Wolfert................ Director and President and Chief
                                      Operating Officer

   Mr. Conway is Senior Vice President and Senior Investment Officer of Aon Corporation, an insurance brokerage and underwriting company, and President of Aon Advisors, Inc., a subsidiary of Aon that provides investment management services; Mr. Kessel is a partner of Shearman & Sterling, a law firm which from time to time acts as counsel in some matters for us and Fuji Bank; and Mr. Ptak is Vice Chairman of Illinois Tool Works Inc., a diversified manufacturing company. None of our other directors holds any significant employment position outside Heller, Fuji Bank and the subsidiaries of Heller and Fuji Bank.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of our notes, after deducting the underwriting discounts and commissions and estimated offering
expenses, will be approximately $      million. The net proceeds from our sale
of the notes will be added to our general funds and will be available for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for the periods indicated below was as follows:

                            Year Ended December 31,
      -------------------------------------------------------------------------------------------------------
      1999              1998                       1997                       1996                       1995
      ----              ----                       ----                       ----                       ----
      1.63              1.46                       1.44                       1.40                       1.38

   For purposes of computing our ratio of earnings to fixed charges, earnings includes income before income taxes, our minority interest in Heller International Group, Inc. income and fixed charges. Fixed charges includes interest on all indebtedness and one third of annual rentals, the approximate portion representing interest.

                                CAPITALIZATION

   The table below shows our capitalization on a consolidated basis as of December 31, 1999. The as adjusted column reflects our issuance of the notes in this offering. You should read this table along with our consolidated financial statements, which are included in the documents incorporated by reference into this prospectus supplement and the prospectus.

                                                                December 31,
                                                                    1999
                                                              -----------------
                                                                          As
                                                              Actual   Adjusted
                                                              -------  --------
                                                               (in millions)
Senior debt:
 Commercial paper and short-term borrowings.................. $ 5,202  $
 Notes and debentures........................................   8,630
                                                              -------  --------
  Total senior debt..........................................  13,832
Minority interest............................................      11
Stockholders' equity:
 Cumulative Perpetual Senior Preferred Stock, Series A, $.01
  par value, 5,000,000 shares authorized, issued and
  outstanding................................................     125
 Fixed Rate Noncumulative Perpetual Senior Preferred Stock,
  Series C, $.01 par value, 1,500,000 shares authorized,
  issued and outstanding.....................................     150
 Fixed Rate Noncumulative Perpetual Senior Preferred Stock,
  Series D, $.01 par value, 1,250,000 shares authorized,
  issued and outstanding.....................................     125
 Class A Common Stock, $0.25 par value, 500,000,000 shares
  authorized, 46,320,888 shares issued and 45,953,214 shares
  outstanding*...............................................      12
 Class B Common Stock, $0.25 par value, 300,000,000 shares
  authorized and 51,050,000 shares issued and outstanding....      13
 Additional paid-in capital..................................   1,626
 Retained earnings...........................................     332
 Treasury stock (367,674 shares).............................      (9)
 Accumulated other comprehensive income......................     (27)
                                                              -------  --------
  Total stockholders' equity................................. $ 2,347
                                                              -------  --------
    Total capitalization..................................... $17,973
                                                              =======  ========

--------
* Excludes, as of December 31, 1999, (1) 3,150,795 shares of class A common stock issuable upon the exercise of outstanding options and (2) 2,864,754 shares of class A common stock reserved for issuance for awards that we may grant in the future under the Heller Financial, Inc. 1998 Stock Incentive Plan.

   There has been no material adverse change in our consolidated capitalization since December 31, 1999.

                            SELECTED FINANCIAL DATA

   In the table below, we derived the following selected financial data for, and as of the end of, each of the two years in the period ended December 31, 1999 from our audited consolidated financial statements. You should read this table along with our annual report on Form 10-K for our fiscal year ended December 31, 1999, which contains these audited consolidated financial statements.

                                      Year Ended December
                                              31,
                                     ---------------------
                                     1999(1)(2)(3) 1998(3)
                                     ------------- -------
                                                   (in millions)
Selected Results of Operations:
 Interest income....................    $ 1,197    $ 1,047
 Interest expense...................        685        624
                                        -------    -------
  Net interest income...............        512        423
 Fees and other income..............        286        206
 Factoring commissions..............        119        124
 Income of international joint
  ventures..........................         35         30
                                        -------    -------
  Operating revenues................        952        783
 Operating expenses.................        456        399
 Provision for losses...............        136         77
 Gain on sale of HCS assets.........         79        --
 Restructuring charge...............        --          17
                                        -------    -------
  Income before income taxes and
   minority interest................        439        290
 Income tax provision...............        154         93
 Minority interest..................          1          4
                                        -------    -------
  Net income........................    $   284    $   193
                                        =======    =======
  Dividends on preferred stock......    $    28    $    21
                                        =======    =======
  Net income applicable to common
   stock............................    $   256    $   172
                                        =======    =======
                                         December 31,
                                     ---------------------
                                     1999(1)(2)(3) 1998(3)
                                     ------------- -------
                                     (dollars in millions)
Selected Balance Sheet Data:
 Receivables........................    $14,795    $11,854
 Allowance for losses of
  receivables.......................       (316)      (271)
 Equity and real estate
  investments.......................        737        652
 Debt securities....................        549        365
 Operating leases...................        508        321
 Investments in international joint
  ventures..........................        219        235
                                        -------    -------
  Total assets......................    $17,973    $14,366
                                        =======    =======
 Commercial paper and short-term
  borrowings........................    $ 5,202    $ 3,681
 Long-term debt.....................      8,630      6,768
                                        -------    -------
  Total debt........................    $13,832    $10,449
                                        =======    =======
  Total liabilities.................    $15,615    $12,394
 Preferred stock....................        400        400
 Common equity......................      1,947      1,562
                                        -------    -------
  Total stockholders' equity........    $ 2,347    $ 1,962
                                        =======    =======

                                                              December 31,
                                                          ---------------------
                                                          1999(1)(2)(3) 1998(3)
                                                          ------------- -------
                                                          (dollars in millions)
Selected Data and Ratios:
 Ratio of earning loans delinquent 60 days or more to
  receivables............................................       1.5%       1.6%
 Ratio of net writedowns to average lending assets.......       0.7%       0.7%
 Ratio of total nonearning assets to total lending
  assets.................................................       1.5%       1.8%
 Ratio of allowance for losses of receivables to
  receivables............................................       2.1%       2.3%
 Ratio of allowance for losses of receivables to net
  writedowns.............................................       3.2x       3.3x
 Ratio of allowance for losses of receivables to
  nonearning impaired receivables........................     154.9%     130.2%
 Ratio of debt (net of short-term investments) to total
  stockholders' equity...................................       5.8x       5.2x
 Ratio of commercial paper and short-term borrowings to
  total debt.............................................      37.6%      35.2%

--------
(1) The financial data presented for 1999 reflect our purchase of all of the outstanding stock of HealthCare Financial Partners, Inc. in July 1999. As a result of this purchase, we consolidated the acquired assets as of the date of acquisition. Goodwill related to this transaction totaled approximately $235 million. The consolidation of HealthCare resulted in an increase of approximately $535 million in total lending assets and investments as of the date of acquisition. This acquisition had a favorable impact on our 1999 net income.
(2) On December 1, 1999, we sold the net assets of our Commercial Services unit to The CIT Group, Inc. The sale consisted of $911 million of factored accounts receivable and the assumption of $577 million of liabilities due to factoring clients. We recognized an after-tax gain on the transaction of $48 million.
(3) The financial data presented for 1999 and 1998 reflect our purchase of the domestic technology leasing assets of the Dealer Products Group of Dana Commercial Credit Corporation and the stock of the Dealer Products Group's international subsidiaries in November 1998. As a result of this purchase, we consolidated the acquired assets and international subsidiaries of the Dealer Products Group as of the date of acquisition. Goodwill related to this acquisition totaled $190 million. This acquisition had a minimal favorable impact on our 1998 net income, as our 1998 results included only one month of Dealer Products Group operations.

                            DESCRIPTION OF THE NOTES

   The following description of the particular terms of the notes and the indenture under which they will be issued may not be complete. Therefore, you should read the following disclosure concerning the notes and the indenture along with description of the general terms and provisions of debt securities included under the caption "Description of the Securities We May Offer-- Description of Debt Securities" in the prospectus. To the extent this description differs from the description in the prospectus, you should rely on this description. You should also read the provisions of the indenture, which we have filed with the SEC.

General

   The notes constitute a single series of senior debt securities that we will issue under an indenture dated as of September 1, 1995, as amended, between us Company and State Street Bank and Trust Company, as trustee. We will issue the
notes in an aggregate principal amount of $           . As senior debt
securities, the notes will constitute our direct, unconditional and unsecured obligations and will rank (1) equally, without preference among themselves, with all of our other present and future unsecured and unsubordinated obligations and (2) senior to our present and future subordinated obligations. As of March 31, 2000, we had an aggregate principal amount of $14.5 billion in senior debt outstanding and no outstanding subordinated debt or junior subordinated debt.

   State Street Bank and Trust Company, the trustee under the indenture, will also initially be the securities registrar and paying agent for the notes. The trustee will exercise its functions under the indenture on behalf of the holders of the notes as a class without regard to the consequences of any such exercise on any individual holder of the notes. The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York, United States. The issuance of the notes was authorized and approved by resolution of the Special Financing Committee of our Board of Directors dated May 1, 2000.

   The notes will mature on         . On               , we will pay an amount
equal to 100% of the principal amount of the notes then held by each holder, together with accrued interest payable on that date, to that holder. We cannot redeem the notes unless events occur involving U.S. taxation. See "--Redemption for Tax Reasons." In addition, we cannot prepay the notes before their scheduled maturity. The notes are not entitled to the benefits of any sinking fund.

Interest

   The notes will bear interest at a rate of   % per annum. We will pay
interest on the notes semi-annually in arrears on each            and
  , commencing           , 2000. The first interest payment will accrue from,
and including,           , 2000 to, but excluding      , 2000. Interest payable
on each subsequent interest payment date will accrue from, and including, the most recent interest payment date for which interest has been paid or duly provided for to, but excluding, the next interest date or the maturity date, as the case may be. We will pay interest on any interest payment date to the person in whose name a note, or any predecessor note, is registered at the
close of business on the            day immediately preceding that interest
payment date. We will pay principal of, and interest on, the notes at the office or agency that we maintain for that purpose in the Borough of Manhattan, The City of New York, which initially is the office of an affiliate of the paying agent. We may, however, at our option, pay interest by check mailed to the person entitled to that interest. We will compute interest on the basis of a 360-day year comprised of twelve 30-day months. Neither the notes nor the indenture contain a provision regarding prescription with respect to the payment of interest on, or principal of, the notes.

Book-Entry, Delivery and Form

   We will issue the notes in minimum denominations of $1,000 increased in integral multiples of $1,000. We will issue the notes in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., DTC's nominee. Book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC will represent beneficial interests in the global notes. Investors may elect to hold interests in the global notes through (1) either DTC, in the United States, or Clearstream Banking S.A. or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System, in Europe, if they are participants in those systems, or (2) indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold the interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, and The Chase Manhattan Bank will act as depositary for Euroclear. Except as described below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee.

   Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary, Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between these participants through electronic book-entry changes in their accounts. This eliminates the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream's participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters of this offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream participant, either directly or indirectly.

   Distributions, including principal and interest, with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream's participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

   Euroclear advises that it was created in 1968 to hold securities for its participants and to clear and settle transactions between these participants through simultaneous electronic book-entry delivery against payment. This eliminates the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the Euroclear cooperative. The Euroclear cooperative establishes policy for Euroclear on behalf of Euroclear's participants. These participants include banks, including central banks, securities brokers and dealers, and other professional financial intermediaries and may include the underwriters of this offering. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

   The Euroclear operator is the Belgian branch of a New York banking corporation that is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission. Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear, the related Operating Procedures of the Euroclear System and applicable Belgian law. These terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under these terms and conditions only on behalf of Euroclear's participants and has no record of, or relationship with, persons holding through these participants. Distributions, including principal and interest, with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear's participants in accordance with these terms and conditions, to the extent received by the U.S. depositary for Euroclear.

   If we issue definitive notes:

  . we will appoint and maintain a paying agent and transfer agent in Luxembourg and publish its name in Luxembourg; and

  . the holders of the notes will be able to receive payments on the notes and effect transfers of the notes at the offices of the Luxembourg paying agent and transfer agent.

   We will issue individual certificates in respect of notes in exchange for the global notes only if (1) Euroclear, Clearstream or DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with a global note or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and in each case a successor clearing system is not appointed by us within 90 days after we receive that notice from Euroclear, Clearstream or DTC or become aware that DTC is no longer so registered, (2) we in our sole discretion elect to issue individual certificates or (3) an event of default, or an event which with the passage of time would become an event of default, with respect to the notes has occurred and is continuing. We will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the notes represented by the global note upon delivery of the global note for cancellation. If we issue definitive notes, they will be issued in minimum denominations of $1,000 increased in integral multiples of $1,000.

   Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Euroclear and within Clearstream and between Euroclear and Clearstream in accordance with procedures established for these purposes by Euroclear and Cedelbank. Book-entry interests in the notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the notes between Euroclear and Clearstream and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream and DTC.

   Banque Internationale a Luxembourg will act as intermediary between the Luxembourg Stock Exchange, us and the holders of the notes.

Global Clearance and Settlement Procedures

   Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC's participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream's participants and/or Euroclear's participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

   Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream's or Euroclear's participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. depositary. These cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). If the transaction meets its settlement requirements, the relevant European international clearing system will deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream's and Euroclear's participants may not deliver instructions directly to their respective U.S. depositaries.

   Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Credits or any transactions in notes settled during this processing will be reported to the relevant Clearstream or Euroclear participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

   Although DTC, Clearstream and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants in DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures, and these procedures may be changed or discontinued at any time.

Further Issues

   We may from time to time, without notice to, or the consent of, the registered holders of the notes offered by this prospectus create and issue other notes equal in rank to the notes in all respects or in all respects except for the payment of interest accruing prior to the issue date of those notes or except for the first payment of interest following the issue date of those notes. These other notes may be consolidated and form a single series with the notes offered by this prospectus and have the same term as to status, redemption or otherwise as the notes.

Payment of Additional Amounts

   We will pay to the holder of any note who is a non-United States person, as defined under "United States Federal Taxation," additional amounts as may be necessary so that every net payment in respect of the principal of, or any premium or interest on, that note, after deduction or withholding by us or any paying agent for, or on account of, any present or future tax, assesment or governmental charge imposed upon or as a result of the payment by the United States, as defined under "United States Federal Taxation," or taxing authority of or in the United States, will not be less than the amount that would have been payable if no deduction or withholding had been required. However, our obligation to pay additional amounts will not apply to:

  . any tax, assessment or other governmental charge that would not have been so imposed but for (1) the existence of any present or former connection between (a) the holder, or a fiduciary, settlor, beneficiary, member or shareholder of, or holder of a power over, the holder, if the holder is an estate, trust, partnership or corporation, and (b) the United States, including, without limitation, the holder, or the fiduciary, settlor, beneficiary, member, shareholder or holder of a power, being or having been a citizen or resident or treated as a resident of, or being or having been engaged in a trade or business in, or being or having been present in or having or having had a permanent establishment in the United States or (2) the holder's present or former status as a domestic or foreign personal holding company, passive foreign investment company or controlled foreign corporation for United States federal income tax purposes, corporation that accumulates earnings to avoid United States federal income tax, or foreign private foundation or other foreign tax-exempt organization for U.S. tax purposes;

  . any tax, assessment or other governmental charge that would not have been so imposed but for the presentation by the holder of the note for payment on a date more than 10 days after the date on which the payment became due and payable or the date on which payment is duly provided for, whichever occurs later;

  . any estate, inheritance, gift, sales, transfer, personal property, wealth or excise tax or any similar tax, assessment or governmental charge;

  . any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments in respect of principal of, or any premium or interest on, any note;

  . any tax, assessment or other governmental charge imposed on interest received by a holder or beneficial owner of a note that actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code;

  . any tax, assessment or other governmental charge imposed as a result of the failure to comply with (1) certification, documentation, information reporting or other similar requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the note, if compliance is required by statute or by regulation of the United States Treasury Department as a precondition to relief or exemption from that tax, assessment or other governmental charge, including backup withholding, or (2) any other certification, documentation, information reporting or other similar requirements under United States income tax laws or regulations that would establish entitlement to otherwise applicable relief or exemption from that tax, assessment or other governmental charge;

  . any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of, or any premium or interest on, any note, if that payment can be made without such withholding by at least one other paying agent;

  . any holder that is a fiduciary, partnership for United States federal income tax purposes or not the sole beneficial owner of the note to the extent a settlor or beneficiary with respect to the fiduciary, a member of the partnership or a beneficial owner of the note would not have been entitled to payment of the additional amounts had that beneficiary, settlor, member or beneficial owner been the direct holder of the note; or

  . any combination of any of these items.

   The notes are subject in all cases to any applicable tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "--Redemption for Tax Reasons," we will not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or political subdivision or taxing authority.

Redemption for Tax Reasons

   We may redeem the notes, in whole, but not in part, at our option at anytime if, (1) as a result of any of the following:

  . a change in, an amendment to, a change in the official application or interpretation of or an official proposal for a change in, amendment to or change in the official application or interpretation of the laws, including any regulations or rulings promulgated under the laws, of the United States or any political subdivision of the United States, affecting taxation which is announced or becomes effective after the date of this prospectus supplement;

  . any action of any taxing authority of the United States is taken or becomes generally known after the date of this prospectus supplement, whether or not the action is taken against us; or

  . any proceeding is commenced in a court of competent jurisdiction in the United States after the date of this prospectus supplement, whether or not the proceeding is commenced against us,

there is, in the written opinion of our independent legal counsel of recognized standing, a material increase in the probability that we have, or may become obligated, to pay the additional amounts described under "--Payment of Additional Amounts" above and (2) we, in our business judgment, determine that the obligation cannot be avoided by the use of reasonable measures available to us, other than assignment of the notes. To redeem the notes as described above, we must notify the trustee and the holders of the notes in accordance with the provisions of the indenture and pay a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued interest on the notes to the date we fix for redemption.

Notices

   Notices to holders of the notes will be published in authorized daily newspapers in The City of New York, in London and, so long as the notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, and in Luxembourg in the Luxemburger Wort. Any notice will be deemed to have been given on the date of its publication or, if published more than once, on the date of its first publication.

Meeting of Noteholders; Modifications

   We, the trustee or the holders of at least 10% in aggregate principal amount of the notes can call a meeting of noteholders for any of the following purposes:

  . to give notice to us or the trustee, to give directions to the trustee, to consent to waiving a default under the indenture or to take any other authorized action with respect to defaults and remedies under the indenture;

  . to remove the trustee and nominate a successor trustee;

  . to consent to the execution of an indenture supplemental; or

  . to take any other action authorized by the indenture.

   See "Description of the Securities We May Offer--Description of Debt Securities--Provisions Applicable to All Debt Securities--Modification of the Indentures" in the prospectus for a discussion regarding modification and amendment of the indenture.

                         UNITED STATES FEDERAL TAXATION

   In the following summary, we describe the material United States federal income and estate tax consequences of ownership and disposition of the notes. We provide general information only in this summary. We direct this summary solely to original holders purchasing notes at the issue price, that is, the first price to the public at which a substantial amount of the notes in an issue is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. We base this summary on the Internal Revenue Code of 1986 as in effect on the date of this prospectus supplement, existing administrative pronouncements and judicial decisions, existing and proposed Treasury Regulations currently in effect and interpretations of these laws. Changes to any of these laws after the date of this prospectus supplement may affect the tax consequences we describe below, possibly with retroactive effect. In this summary we discuss only notes held as capital assets within the meaning of the Internal Revenue Code. In this summary we do not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as financial institutions, insurance companies, dealers in securities, persons holding notes in connection with hedging transactions, straddles, conversion transactions or other integrated transactions, or persons who have ceased to be United States citizens or to be taxed as resident aliens. If you are considering purchasing notes, you should consult your own tax advisors with regard to the application of the United States federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to United States Persons

   For purposes of the following discussion:

  . ""United States" means the United States of America, including the States and the District of Columbia and its territories, its possessions and other areas subject to its jurisdiction; and

  . ""United States person" means a beneficial owner of a note that is for United States federal income tax purposes;

   . a citizen or resident of the United States;

   . a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any State or the District of Columbia;

   . an estate, the income of which is subject to United States federal income taxation regardless of its source; or

   . a trust if both (1) a court within the United States is able to exercise primary supervision over the administration of the trust and
     (2) one or more United States persons have the authority to control all substantial decisions of the trust.

   The following discussion pertains only to United States persons:

 Payments of Interest

   Interest on a note will generally be taxable to a United States person as ordinary interest income at the time it is accrued or is received in accordance with the person's method of accounting for tax purposes. We do not expect that the notes will be issued with original issue discount for tax purposes.

 Sale, Exchange or Retirement of the Notes

   Upon the sale, exchange or retirement of a note, a United States person will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the person's adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the note. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above. A United States person's adjusted tax basis in a note generally will equal the amount the person paid for the note.

   In general, gain or loss realized on the sale, exchange or redemption of a note will be capital gain or loss. You should consult your own tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates, and losses, the deductibility of which is subject to limitations.

 Backup Withholding and Information Reporting

   Backup withholding and information reporting requirements may apply to payments of principal, premium and interest on a note, and to payments of proceeds of the sale or redemption of a note, to non-corporate United States persons. We, our agent, a broker or any paying agent, as the case may be, will be required to withhold from any payment a tax equal to 31% of such payment if a United States person does not furnish or certify the person's correct taxpayer identification number to us in the manner required, certify that the person is not subject to backup withholding or otherwise fail to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a United States person may be credited against the person's United States federal income tax and may entitle the person to a refund, provided that the person furnishes the required information to the Internal Revenue Service.

Tax Consequences to Non-United States Persons

   For the purposes of the following discussion, "non-United States person" means an owner of a note that is, for United States federal income tax purposes:

  . a nonresident alien individual;

  . a foreign corporation;

  . a nonresident alien fiduciary of a foreign estate or trust; or

  . a foreign partnership one or more of the members of which is, for United
    States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

   The following discussion pertains only to non-United States persons:

 Income and Withholding Tax

   Subject to the discussion of backup withholding below:

  . Payments of principal and interest on a note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest,

   . (1) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (2) the beneficial owner is not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership and (3) either (a) the beneficial owner of the note certifies to the person otherwise required to withhold United States federal income tax from the interest, under penalties of perjury, that it is not a United States person and provides its name and address or
     (b) in the case of a note held on behalf of the beneficial owner by a securities clearing organization, bank, or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has reviewed the IRS Form W-8, W-8BEN or other successor form from the holder and furnished the withholding agent with a copy of the form;

   . the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the note or the owner's agent provides an IRS Form 1001 claiming the exemption; or

   . the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the note or such owner's agent provides an IRS Form 4224;

   provided that in each case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false.

  . A non-United States person will not be subject to United States federal withholding tax on any gain realized on the sale, exchange or other disposition of a note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and other conditions are met.

  . A note owned by an individual who at the time of death is not, for United
    States estate tax purposes, a citizen or resident of the United States generally will not be subject to United States federal estate tax as a result of the individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, and, at the time of the individual's death, the income on the notes would not have been effectively connected with a United States trade or business of the individual.

   With respect to the certification requirement referred to above, for notes held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, for interest and disposition proceeds paid with respect to a note after December 31, 2000, a foreign partnership will generally be required, in addition to providing Form W-8IMY, to attach an appropriate certification by each partner. You, and your partners if you are a foreign partnership, should consult tax advisors regarding possible additional reporting requirements.

   If a non-United States person holding a note is engaged in a trade or business in the United States, and if interest on the note, or gain realized on its sale, exchange or other disposition, is effectively connected with the conduct of such trade or business, the holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States income tax on any effectively connected income in the same manner as if it were a United States person. The holder may also need to provide a United States taxpayer identification number on the forms referred to in paragraph (1) above in order to meet the requirements set forth above. In addition, if the holder is a foreign corporation, it may be subject to a 30% branch profits tax, unless reduced or eliminated by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on, and any gain recognized on the sale, exchange or other disposition of, a note will be included in the effectively connected earnings and profits of the holder if such interest or gain, as the case may be, is effectively connected with the conduct by the holder of a trade or business in the United States.

   Each holder of a note should be aware that if it does not properly provide the required IRS form, or if the IRS form is not properly transmitted to, and received by, the United States person otherwise required to withhold United States federal income tax, interest on the note may be subject to United States withholding tax at a 30% rate and the holder, including the beneficial owner, will not be entitled to any additional amounts from us described under the heading "Description of Notes--Payment of Additional Amounts" with respect to this tax. This tax, however, may in certain circumstances be allowed as a refund or as a credit against the holders' United States federal income tax. In the discussion above, we do not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the notes. You should consult your own tax advisors for specific advice concerning the ownership and disposition of notes.

 Backup Withholding and Information Reporting

   Under current Treasury Regulations, backup withholding, imposed at the rate of 31%, will not apply to payments made by us or a paying agent to a holder in respect of a note if the certifications required by the Internal Revenue Code, which are described above, are received, provided in each case that we or the paying agent, as the case may be, do not have actual knowledge that the payee is a United States person.

   Under current Treasury Regulations, payments of the proceeds from the sale, exchange or other disposition of a note made to or through a foreign office of a broker, including a custodian, nominee or other agent acting on behalf of the beneficial owner of a note, generally will not be subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation for United States federal tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or in the case of payments made after December 31, 2000, a foreign partnership with certain connections with the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to, or through the United States office of, a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies, under penalties of perjury, that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

   Non-United States persons holding notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from these requirements, and the procedure for obtaining such an exemption, if available. Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

   Interest on a note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042-S, which must be filed with the Internal Revenue Service and furnished to the beneficial owner.

   The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

                                  UNDERWRITING

   We are selling the notes to the underwriters named below, for whom Chase Securities Inc. and UBS Warburg LLC are acting as representatives, under a pricing agreement dated as of the date of this prospectus supplement. The underwriters, and the principal amount of the notes each of them has severally agreed to purchase from us, are as follows:

                                                                Principal Amount
      Name                                                          of Notes
      ----                                                      ----------------
      Chase Securities Inc.....................................   $
      UBS Warburg LLC..........................................
                                                                  -----------
          Total................................................   $
                                                                  ===========

   The obligations of the underwriters under the pricing agreement, including their agreement to purchase notes from us, are several and not joint. These obligations are also subject to certain conditions in the pricing agreement being satisfied. Under the terms and conditions of the pricing agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all of the notes.

   The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer notes to certain dealers at a price that represents a concession
not in excess of    % of the principal amount of the notes. Any underwriter may
allow, and such dealers may reallow, a concession not in excess of    % of the
principal amount of the notes on sales to certain other dealers. After the initial public offering of the notes, the underwriters may, from time to time, vary the public offering price and selling terms.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

   The notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers. Only offers and sales of the notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the prospectus must be delivered, are made pursuant to the registration statement of which the prospectus, as supplemented by this prospectus supplement, is a part.

   Each underwriter, severally and not jointly, has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction outside of the United States in which it purchases, offers, sells or delivers the notes or possesses or distributes this prospectus supplement or the prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction outside of the United States to which it is subject or in which it makes such purchases, offers or sales, and neither we nor any other underwriter shall have responsibility therefor.

   Each underwriter, severally and not jointly, has represented and agreed that:

  . it has not offered or sold, and will not offer or sell, any notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the notes, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted, and will not result in, an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

  . it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on; and

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

   Although we have applied to list the notes on the Luxembourg Stock Exchange, the notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

   Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this prospectus supplement.

   In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a short position in the notes for their own account. In addition, the underwriters may bid for, and purchase, notes in the open market to cover short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

   We expect that delivery of the notes will be made against payment therefor
on or about      , 2000 which is the fifth business day following the date of this prospectus supplement. We refer to this settlement, cycle as T+5. You should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the next succeeding business day may be effected by T+5 settlement.

   Expenses associated with this offering, to be paid by us, are estimated to be $150,000.

   In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, are engaging and may in the future engage in investment banking, financial advisory and/or commercial banking transactions with us and our affiliates.

                              GENERAL INFORMATION

   We have applied to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, our certificate of incorporation and by-laws and a legal notice relating to the issuance of the notes have been deposited prior to listing with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where you may obtain copies of these documents upon request. Copies of the above documents together with this prospectus supplement, the prospectus, the indenture and our annual report on Form 10-K for the fiscal year ended December 31, 1999 and our current reports on Form 8-K dated January 19, 2000, January 20, 2000 and April 19, 2000 (two reports), as well as all future annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, so long as any of the notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg. In addition, copies of our current and future annual reports, quarterly reports and current reports will be obtainable free of charge at that office. Our annual reports must be filed within 90 days after the end of each of our fiscal years; our quarterly reports must be filed within 45 days after the end of each of the first three quarterly periods in each of our fiscal years; and our current reports must be filed within a specified time period after the occurrence of certain enumerated events and may be filed at any time for optional reporting of other events.

   Except as may be disclosed in this prospectus supplement, the prospectus or the documents incorporated by reference, there has been no material adverse change in our consolidated financial position since December 31, 1999.

   We are not a party to, or aware of any pending or threatened, litigation, arbitration or administrative proceedings relating to claims or amounts that are material in the context of the issuance of the notes.

   The notes have been accepted for clearance through the Clearstream and Euroclear systems. The notes have been assigned Euroclear and Clearstream Common Code No. , International Security Identification Number (ISIN)
and CUSIP No.     .

                                 LEGAL MATTERS

   The validity of the notes offered hereby will be passed upon for us by Mark
J. Ohringer, our Chief Corporate Counsel. Mr. Ohringer is one of our full-time employees and currently owns or has the right to acquire a total of approximately 25,000 shares of our class A common stock. Katten Muchin Zavis, Chicago, Illinois will pass upon certain legal matters for the underwriters. Katten Muchin Zavis from time to time acts as counsel in matters for us and of our subsidiaries. A limited number of Katten Muchin Zavis attorneys own, in the aggregate, less than 1% of the outstanding shares of our class A common stock.

                         INDEPENDENT PUBLIC ACCOUNTANTS

   The consolidated financial statements and schedules included in our annual report on Form 10-K for the fiscal year ended December 31, 1999, incorporated by reference in this prospectus supplement and the prospectus and elsewhere in the registration statement of which this prospectus supplement and the prospectus are a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Prospectus


                             Heller Financial, Inc.
                             500 West Monroe Street
                            Chicago, Illinois 60661
                                 (312) 441-7000

   By this prospectus, we may periodically offer and issue any combination of the following securities:

  . unsecured debt securities consisting of debentures, notes and/or other evidences of unsecured indebtedness, in one or more series;

  .  warrants to purchase unsecured debt securities;

  .  senior preferred stock, in one or more series; and

  .  class A common stock.

   The total offering price of these securities will not exceed
$10,000,000,000. We will provide the specific terms of these securities in supplements to this prospectus.

                               ----------------

   You should carefully consider the risk factors beginning on page 3 of this prospectus before you invest in our securities.

                               ----------------

   Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 17, 1999

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a shelf registration statement we have filed with the SEC. By using a shelf registration statement, we may sell, from time to time and in one or more offerings, any combination of the securities described in this prospectus. We will not sell more than $10,000,000,000 of securities through these offerings.

   In this prospectus, we provide you only with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. In the prospectus supplement, we may also update information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following locations:

  . the public reference room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, DC 20549;

  . the public reference facilities at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

  . the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005; or

  . the offices of the Chicago Stock Exchange, One Financial Plaza, 440 South LaSalle Street, Chicago, Illinois 60605.

Some of these locations may charge a modest fee for copies. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. In addition, you may access any document we file with the SEC on its web site at http://www.sec.gov.

   This prospectus is part of a registration statement we have filed with the SEC. The SEC allows us to incorporate documents by reference. This means that we can disclose important information by referring you to another document we file separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. The information we file later with the SEC will automatically update and supersede the information contained in this prospectus or incorporated by reference from earlier filings. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered by this prospectus:

  . the Annual Report on Form 10-K for our fiscal year ended December 31, 1998, as amended by the Form 10-K/A we filed March 12, 1999;

  . the Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 1999 and June 30, 1999;

  . the two Current Reports on Form 8-K dated January 20, 1999, the Current Report on Form 8-K dated April 20, 1999, as amended by the Form 8-K/A we filed April 21, 1999, and the Current Reports on Form 8-K dated April 20, 1999, April 22, 1999, April 23, 1999, July 12, 1999, July 20, 1999,
     July 21, 1999, July 23, 1999 and July 28, 1999; and

  . the description of our class A common stock contained in our Registration Statements on Form 8-A filed April 1, 1998 and May 7, 1998 under Section 12 of the Securities Exchange Act and all amendments and reports that we file to update the description.

   We will provide a copy of the information we incorporate by reference in this prospectus to you at no cost. To request a copy of any or all of this information, you should write or telephone us at Heller Financial, Inc.,
Attention: Treasurer, 500 West Monroe Street, Chicago, Illinois 60661, (312) 441-7000.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, the information incorporated by reference in it and any prospectus supplement includes or will include "forward-looking statements," as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act, that reflect our current expectations regarding our future results of operations, performance and achievements. We intend for these forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have tried to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to risks, uncertainties and contingencies which could cause our actual results, performance or achievements for 1999 and beyond to differ materially from those expressed in, or implied by these statements. These risks, uncertainties and contingencies include, but are not limited to, the risk factors described below and in any prospectus supplement.

   You should not place any undue reliance on any forward-looking statements. Except as required by federal securities laws, we assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or otherwise.

                                  RISK FACTORS

   In addition to the other information contained in this prospectus or any prospectus supplement, you should carefully consider the following risk factors before you invest in our securities.

Various Economic Factors Could Adversely Affect Our Business

 An Economic Recession or Downturn Could Adversely Affect Demand for Our Products, Increase Our Nonearning Assets and Writedowns and Cause a Downgrading of Our Credit Ratings

   Unfavorable economic conditions may prevent us from maintaining our new business origination volume and the credit quality of new business we do originate at previous levels. In an economic recession or other adverse economic environment, we may be unable to achieve growth in finance receivables. Further, an economic downturn or slowdown in specific industries that we target could adversely affect demand for our products and growth in our finance receivables. For example:

  . a downturn in the textile and apparel markets could adversely affect our U.S. factoring business, which represented 9% of our total revenues in 1998. The textile and apparel market constituted 32% of our U.S. factoring business revenues in 1998;

  . a downturn in the commercial real estate markets, which are cyclical and often affected by changes in tax regulations and interest rates, could adversely affect our real estate finance activities. Commercial real estate finance assets represented 15% of our portfolio of lending assets and investments in 1998; and

  . volatility in the capital markets could adversely affect the net gains on our equity investments and the timing and profitability of our securitization transactions. Net gains on our equity investments represented 4% of our total revenues in 1998.

   Unfavorable economic conditions could also cause an increase in our nonearning assets and writedowns because debtors may be unable to meet their payment obligations or other contractual terms. For example, our nonearning assets and writedowns increased during the U.S. economic recession in the early 1990's due to the adverse impact of the recession on our pre-1990 corporate and real estate finance portfolios. Our allowance for losses of receivables may provide insufficient protection against potential writedowns in our portfolio. Adverse economic conditions could also hinder our ability to realize the value of collateral securing our finance receivables or cause declines in the value of equipment subject to lease agreements. See "--Our Allowance for Losses of Receivables May Be Inadequate to Protect Against Losses."

   Furthermore, an economic recession or downturn could cause a downgrading of our credit ratings. This could:

  .  increase our funding costs;

  .  decrease our net interest income;

  .  limit our access to the capital markets; and

  . cause lenders under our existing credit facilities to refuse to extend the credit facilities after their expiration.

 Fluctuations in Interest Rates Could Adversely Affect Our Net Interest Income and Our Ability to Originate New Finance Receivables

   Our operating results and cash flow depend to a great extent upon our level of net interest income, which is the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities. The following factors could adversely affect our net interest income:

  .  a decrease in the volume of our earning assets;

  .  a decrease in the interest rates earned on our earning assets;

  .  an adverse change in the mix of our earning assets;

  .  an increase in the volume of our interest-bearing liabilities; and

  . an increase in the interest rates paid on our interest-bearing liabilities.

   A significant increase in market interest rates, or, in the case of floating rate borrowers, the perception that an increase may occur, could adversely affect our ability to originate new finance receivables and our ability to grow. Our nonearning assets and writedowns could also increase because our floating-rate borrowers may be unable to meet higher payment obligations. Conversely, a decrease in market interest rates could cause an acceleration in the prepayment of owned and managed finance receivables. In addition, if there are changes in (1) market interest rates, (2) the relationship between short- and long-term interest rates or (3) the relationship between different interest rate indices that affect the interest rates earned on interest-earning assets differently than the interest paid on interest-bearing liabilities, we may experience an increase in interest expense relative to interest income.

 Fluctuations in Foreign Currency Exchange Rates and Other International Factors Could Adversely Affect Our Operations and Our Operating Results from Our International Financing and Factoring

   Foreign currency exchange rate fluctuations, particularly in European currencies, could materially adversely affect the revenues and income we generate from our international asset-based financing and factoring operations.

   Our operations may be adversely affected by other factors inherent in conducting international business, including the following:

  .  increased international competition;

  .  political, economic and financial market instability;

  .  changes in regulatory requirements and taxes; and

  .  the unreliability of judicial processes.

   In addition, instability or adverse economic conditions in international markets could adversely affect the businesses of our international or domestic customers. This could adversely affect their demand for our products.

Our Ability to Raise Capital and Our Access to Funds May Be Limited

   We depend in large part upon commercial paper borrowings and issuances of medium-term notes and other debt securities for funds. If we suffer a downgrade in our credit rating, we could incur increased borrowing costs and have greater difficulty accessing the commercial paper market and the public and private debt markets. In that event, our other sources of funds, including our bank credit and receivable sale facilities, cash flow from operations and portfolio liquidations, may not provide us with adequate liquidity. In addition, one of our committed bank credit facilities expires in October 1999 and another expires in April 2000, either of which may not be renewed. Thus, a downgrade in our credit ratings could materially adversely affect our business, financial position or results of operations.

Fuji Bank Can Control Our Business and Affairs

   The Fuji Bank, Limited holds all of our outstanding class B common stock, which currently represents 77% of the voting power and 52% of the economic interest of our outstanding common stock. As long as Fuji Bank beneficially owns more than 50% of the voting power of our common stock, Fuji Bank can elect all of the members of our board of directors and can control our business and affairs, including decisions regarding:

  .  mergers or other business combinations;

  .  acquisitions or other dispositions of assets;

  .  incurrence of indebtedness;

  . issuance of equity securities, including additional shares of our class A common stock; and

  .  payment of dividends.

   As long as Fuji Bank beneficially owns more than 50% of the voting power of our common stock, Fuji Bank can also:

  . determine matters submitted to a vote of our stockholders without the consent of other stockholders;

  .  prevent or cause a change of control of us; and

  . take other actions that may be favorable to Fuji Bank but not to us or the holders of our class A common stock.

   Fuji Bank's control may result in various conflicts of interest between Fuji Bank and us or between Fuji Bank and the holders of our class A common stock. Some of our directors and officers own Fuji Bank stock and/or serve as a director, officer or other employee of Fuji Bank. These people may be faced with decisions that have different implications for Fuji Bank, on the one hand, and us or the holders of our class A common stock, on the other hand, which could create, or appear to create, potential conflicts of interest.

Our Allowance for Losses of Receivables May Be Inadequate to Protect Against Losses

   Our allowance for losses of receivables may be inadequate to protect against losses in our receivables portfolio due to:

  . misjudgment by our management of the potential losses in our receivables portfolio;

  .  unanticipated adverse changes in the economy generally; or

  . discrete events that adversely affect specific customers, industries or markets.

   If our allowance for losses of receivables is insufficient to cover losses in our receivables portfolio, our business, financial position or results of operations could be materially adversely affected.

Our Quarterly Operating Results May Vary Significantly

   Our results of operations may vary significantly from quarter to quarter because of the timing of certain events and other factors, including the other risk factors listed in this prospectus and any prospectus supplement. For example, if we realize a gain on a securitization or net investments in a particular quarter, our operating revenues and net income may be higher in that quarter as compared to other quarters in the same fiscal year. Therefore, you should not rely on our results of operations during any particular quarter as an indication of our results for a full year or any other quarter. In some periods, our results of operations may fall below the expectations of public market analysts and investors. Any shortfall of this kind, even if minor, could cause the market price of our class A common stock to decline.

We May Be Unable to Attract and Retain Qualified Personnel

   We may be unable to attract and retain qualified management, sales and credit personnel. We have experienced intensified demand for qualified personnel with significant industry experience due to the strength of the U.S. economy and the commercial finance market and enhanced competition within the commercial finance market. If we have any difficulty in attracting and retaining qualified personnel on acceptable terms, our business, financial position or operating results could be materially adversely affected.

We Are Subject to Intense Competition in the Commercial Finance Market and Could Lose Market Share

   The commercial finance market is very competitive. If we are unwilling to match our competitors' pricing, terms or transaction structures, we could lose market share. To the extent we do match our competitors' pricing, terms or structure, we may experience decreased net interest income and increased risk of credit losses.

   We have experienced intensified competition from traditional competitors and new market entrants in recent years due to:

  .  a strong economy;

  .  marketplace liquidity;

  . increasing recognition of the attractiveness of the commercial finance market;

  . a surge in the consolidation activity in the commercial and investment banking industries; and

  .  the rapid expansion of the securitization markets.

   Some of our competitors are larger than we are and may have access to capital at a lower cost than we do. Moreover, some of our competitors may engage in certain activities that are prohibited to us because they are not affiliated with bank holding companies and, therefore, are not subject to the same extensive federal regulations that govern bank holding companies.

We Are Subject to Extensive Regulation

   Generally, we are subject to extensive regulation and supervision in the jurisdictions in which we operate. The regulations and supervision are primarily for the benefit of our customers, not our investors, and may adversely affect our discretion in operating our business and limit our ability to derive profits from our business. For example, state laws often establish maximum allowable finance charges for certain commercial loans.

   If we violate applicable statutes or regulations, our applicable license or registration may be suspended or revoked in that jurisdiction and we may be subject to civil fines and criminal penalties. Future legislation, regulations, orders, amendments or interpretations could materially adversely affect our business, financial position and operating results.

   Because we are a subsidiary of Fuji Bank, we and our activities are subject to the Bank Holding Company Act of 1956 and related regulations. The Bank Holding Company Act limits our ability to engage in new activities or to acquire securities or assets of another company. In addition, Fuji Bank, as a Japanese bank, is required to comply with the Japanese Banking Law, as amended in 1998. The Banking Law limits the type of subsidiaries in which a Japanese bank may invest to those that conduct "eligible businesses." A subsidiary is defined as an entity in which there is ownership of more than 50% of the voting shares. Eligible businesses generally include banks, securities firms, insurance companies, administrative businesses and financial companies. Establishment of any subsidiary requires the prior approval of the Financial Supervisory Agency, an agency of the Prime Minister's Office. Non-eligible business investments are permitted if acquired as collateral, although disposition of such businesses is required within one year.

Our Ability to Pay Dividends May Be Limited

   We are restricted in our ability to pay dividends to the holders of our common stock by the terms of our outstanding preferred stock and our credit agreements. In the future, we may agree to further restrictions on our ability to pay dividends. In addition, to maintain our credit rating, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt. See "Description of the Securities We May Offer--Description of Capital Stock--Common Stock--Dividends."

Our or Third Parties' Failure to Be Year 2000 Compliant Could Adversely Affect Our Business

   We have not fully completed our assessment and remediation of our information technology systems or those of our material vendors and borrowers to ensure that they will function properly in 2000. We have also not fully completed implementing our year 2000 contingency planning. We are currently scheduled to complete our assessment, remediation and implementation of our contingency planning during 1999. However, if we fall behind schedule or do not successfully address year 2000 risks or if third parties with whom we have material relationships do not appropriately address their own year 2000 compliance issues, our business, financial position and operating results could be materially adversely affected.

Future Sales of Our Common Stock By Fuji Bank Could Adversely Affect Our Stock Price

   The 51,050,000 shares of our class B common stock beneficially owned by Fuji Bank are convertible into an equal number of shares of our class A common stock. Assuming the conversion of all these shares of our class B common stock into our class A common stock, these converted shares would represent approximately 52% of the then-outstanding shares of our class A common stock. Therefore, if Fuji bank sells a substantial number of shares of our common stock, or if the market perceives that these sales could occur, the prevailing market prices for our class A common stock could be adversely affected. Fuji Bank may not continue to maintain its current holdings of our common stock.

We Have Provisions in Our Charter and Bylaws that Could Discourage Takeover Bids or the Removal of Our Management

   We have provisions in our charter and bylaws that may delay or prevent unsolicited takeover bids from third parties or the removal of incumbent management. These provisions have no practical effect while Fuji Bank controls us, but, in the event Fuji Bank's voting power decreases to less than 50%, the provisions may deprive our stockholders of an opportunity to sell their shares at a premium over prevailing market prices. See "Description of the Securities We May Offer--Description of Capital Stock--Certain Charter and Bylaw Provisions--Provisions that May Have an Anti-Takeover Effect."

                                  THE COMPANY

General

   We are a leading diversified commercial financial services company. We provide a broad array of financial products and services to mid-sized and small businesses in the U.S. and select international markets.

Primary Business Segments

   We deliver our products and services principally through two business segments:

  .  Domestic Commercial Finance; and

  .  International Factoring and Asset Based Finance.

 Domestic Business

   Our Domestic Commercial Finance segment is made up of the following six business units:

  . Corporate Finance, which provides collateralized cash flow and asset based lending;

  . Real Estate Finance, which primarily provides secured real estate financing;

  . Leasing Services, which provides debt and lease financing of small and large ticket equipment sourced directly or through manufacturers, distributors and dealers;

  . Small Business Finance, which provides financing to small businesses, primarily under U.S. SBA loan programs;

  . Commercial Services, which provides factoring and receivables management services; and

  . Healthcare Finance, which provides asset based and related financing to healthcare providers, with a primary focus on long-term care, hospitals and physician practices.

 International Business

   Our International Factoring and Asset Based Finance segment, known as Heller International Group, provides factoring services and financings secured primarily by receivables, inventory and equipment. It does so through wholly-owned subsidiaries and joint ventures which provide financing to small and mid-sized companies primarily in Europe, but also in Asia and Latin America.

Market Position

   We concentrate primarily on senior secured lending, with 87% of our lending assets and investments at December 31, 1998 being made on that basis. To a more limited extent, we make subordinated loans and invest in select debt and equity instruments.

   We believe that, based upon information as of December 31, 1998, we are the largest factoring operation worldwide in terms of factoring volume. Our subsidiary, Factofrance-Heller, is the largest factoring operation in France and our Commercial Services unit is the fourth largest factoring operation in the United States. We believe we are the third largest originator of U.S. SBA 7(a) guaranteed small business loans, with leadership positions in California, Texas, Florida and Illinois. We are among the largest lenders to private equity-sponsored companies in the U.S. middle market. Additionally, we are a recognized leader in real estate finance, vacation ownership lending, vendor finance and middle-market equipment finance and leasing in the United States.

   We have built our portfolio through:

  .  effective asset origination capabilities;

  .  effective portfolio management;

  .  disciplined underwriting and credit approval processes; and

  .  to a lesser extent, acquisitions.

   Our business groups are able to manage asset, client and industry concentrations and enhance profitability by distributing assets through securitizations, syndications and loan sales.

Keep Well Agreement with Fuji Bank

   We have a keep well agreement with Fuji Bank. Under the keep well agreement:

  . we, Fuji Bank or any of its affiliates may only sell or dispose of our common stock if, after the sale or disposition, Fuji Bank and its subsidiaries would still hold more than 50% of the combined voting power of our outstanding common stock;

  . if necessary, Fuji Bank will prevent our stockholders' equity from falling below $500 million by purchasing shares of our NW preferred stock from us. See "Description of the Securities We May Offer-- Description of Capital Stock--Existing Preferred Stock--NW Preferred Stock;"

  . if necessary, Fuji Bank will help us meet our payment obligations on our commercial paper by lending us up to $500 million;

  . we must maintain unused short-term lines of credit, asset sales facilities and committed credit facilities in an amount approximately equal to 75% of the amount of our outstanding commercial paper obligations; and

  . our commercial paper obligations and our other debt instruments are solely our own obligations; Fuji Bank does not guarantee the payment of those obligations in the keep well agreement.

   No purchases of our NW preferred stock or loans have been made by Fuji Bank under the keep well agreement.

   We or Fuji Bank may not terminate the keep well agreement before the earlier of (1) December 31, 2007 or (2) the date on which we receive written certifications from Moody's Investors Service, Inc. and Standard & Poor's Rating Services that, upon termination of the agreement, the ratings on our senior unsecured indebtedness without the support provided by the agreement will be no lower than they were with the support of the agreement. However, in no event can we or Fuji Bank terminate the agreement before December 31, 2002. In addition, while our series A preferred stock or series C preferred stock are outstanding, we or Fuji Bank may not terminate the keep well agreement unless Moody's and Standard & Poor's issue written certification about the ratings of that preferred stock. We and Fuji Bank may from time to time amend certain provisions of the agreement.

                                USE OF PROCEEDS

   Unless we indicate otherwise in a prospectus supplement, we will add the net proceeds from any offering of these securities to our general funds. As part of our general funds, we may use the proceeds for the repayment of short-term borrowings and other general corporate purposes. We may also use the proceeds to fund our acquisition of other products, services or businesses.

                   DESCRIPTION OF THE SECURITIES WE MAY OFFER

   We may periodically offer and issue any combination of the following securities:

  . unsecured debt securities consisting of debentures, notes and/or other evidences of unsecured indebtedness, in one or more series;

  .  warrants to purchase unsecured debt securities;

  .  senior preferred stock, in one or more series; and

  .  class A common stock.

   We will not sell more than $10,000,000,000 of securities through these offerings.

   We have summarized below the material and general terms of the various securities that we may offer. In the prospectus supplement relating to any particular securities we offer, we will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized below. In the summaries in this prospectus and in any prospectus supplement, we do not and will not describe every aspect of the securities. These summaries are subject to, and qualified in their entirety by reference to, all applicable provisions of the documents relating to the securities offered, as described below.

Description of Debt Securities

   The debt securities will be our unsecured general obligations that are not guaranteed by Fuji Bank. The debt securities will be:

  . senior debt securities issued under an indenture dated as of September 1, 1995, as amended, between us and State Street Bank and Trust Company, as trustee;

  . subordinated debt securities issued under an indenture dated as of September 1, 1995, as amended, between us and State Street Bank and Trust Company, as trustee; or

  . junior subordinated debt securities issued under an indenture dated as of September 1, 1995, as amended, between us and State Street Bank and Trust Company, as trustee.

   We have summarized below the general terms and provisions of the indentures. We have filed copies of the indentures with the SEC. We will describe the particular terms of each issue of debt securities, as well as any modifications or additions to the general terms of the indentures described below, in a prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, you should read the summary below, the applicable prospectus supplement and the applicable indenture.

 Provisions Applicable to All Debt Securities

 General

   The indentures do not limit the aggregate principal amount of debt securities that we may issue. We may issue debt securities in one or more series, in any currency or currency unit and in any principal amounts. Each indenture may have more than one trustee. Trustees may resign or be removed with respect to one or more series of debt securities issued under each indenture.

   If we offer debt securities, a prospectus supplement will describe the following terms:

  .  the title and type of the debt securities;

  . the aggregate principal amount of the debt securities and the percentage of the principal amount for which the debt securities will be issued;

  . the date or dates on which the principal of, and any interest and premium on, the debt securities will be payable;

  . the interest rate or rates per annum, if any, which the debt securities will bear;

  . if payments are based on an index, the manner in which the principal of, and any interest and premium on, the debt securities is to be determined;

  . if other than U.S. dollars, the currency or currency units for which the debt securities may be purchased and in which the principal and any interest and premium will be payable;

  . if other than denominations of $1,000 and any multiple of $1,000, the denominations in which we will offer the debt securities;

  . the place or places at which the principal of, and any interest and premium on, the debt securities will be payable;

  . the terms and conditions of our right, if any, to redeem the debt securities;

  . the terms and conditions of your right, if any, to cause us to repay the debt securities;

  . the terms and conditions of your right, if any, to convert the debt securities into, or exchange the debt securities for, our other securities;

  .  any additions to, or changes in, the events of default described below;

  .  any additions to, or changes in, our covenants;

  . the material tax consequences under U.S. law of owning the debt securities, including provisions for debt securities (1) sold at a discount below their face amount, (2) bearing no interest or (3) bearing interest at a rate which is below market rates at the time of issuance;

  . the restrictions, elections, tax consequences, specific terms and other relevant information with respect to (1) debt securities sold for any foreign currency or foreign currency units or (2) debt securities for which the principal and any interest and premium are payable in any foreign currency or foreign currency units;

  . the securities exchange or market on which the debt securities will be listed;

  . any obligation that we may have under Rule 14e-1 of the Securities Exchange Act and any other tender offer rules of the Securities Exchange Act, with respect to our repurchase of debt securities at the holder's option;

  . whether the debt securities will be issued in registered or bearer form, with or without coupons;

  . whether we will offer the debt securities, in whole or in part, in the form of global securities, the depositary for the global security and the specific depositary arrangement with respect to the debt securities; and

  . any other terms of the debt securities that are additional to, and not inconsistent with, those in the applicable indenture.

   We may offer debt securities that have principal and/or interest indexed to one or more values of currencies, including exchange rates between currencies, commodities or interest rate indices. If you invest in these debt securities, you may be subject to significant risks that you would not be subject to if you invested in conventional fixed-rate debt securities. For example:

  . debt securities that are indexed as to interest rate may result in an interest rate that is less than that payable on a conventional fixed-rate debt security issued at the same time, and may result in no interest being paid; and

  . debt securities that are indexed as to principal amount may result in a principal amount payable at maturity that is less than the original purchase price of the debt securities, and may result in no principal being paid.

   The value of the applicable currency, commodity or interest rate index depends on a number of interrelated factors, including economic, financial and political events over which we have no control, and cannot be predicted based on historical performance. If the formula used to determine the principal amount or interest payable with respect to the debt securities contains a multiple or leverage factor, the effect of any change in the applicable currency, commodity or interest rate index will be increased. In addition, many factors that are independent of our creditworthiness and the value of the applicable currency, commodity or interest rate index affect the secondary market for indexed debt securities, including:

  . the volatility of the applicable currency, commodity or interest rate index;

  .  the time remaining to maturity of the debt securities;

  .  the amount of debt securities outstanding; and

  .  market interest rates.

Accordingly, you should consult your own financial and legal advisors about the risks of an investment in indexed debt securities with respect to your particular circumstances.

 Restrictions on Liens

   Under the indentures, we may not, and we may not permit any restricted subsidiary to, create, incur or assume any lien on any of our property or any restricted subsidiary's property to secure indebtedness for money borrowed, incurred, issued, assumed or guaranteed by us or any restricted subsidiary, unless the lien:

  . equally and ratably secures the debt securities and indebtedness, subject in the case of subordinated debt or junior subordinated debt to subordination with respect to rights of payment;

  . is on property or shares of stock of a corporation at the time it merges into or consolidates with us or a restricted subsidiary or becomes a restricted subsidiary;

  . is on property at the time it was acquired by us or a restricted subsidiary;

  . secures indebtedness incurred to finance all or part of a purchase price or cost of construction of our property or a restricted subsidiary's property;

  . secures indebtedness of a restricted subsidiary that is owed to us or another restricted subsidiary;

  . is on property of a person at the time substantially all of that person's assets are transferred or leased to us or a restricted subsidiary;

  . is in favor of the government and is for taxes or assessments or secures payments under a contract or statute;

  . arises out of a judgment, decree or other court order or is in connection with other proceedings;

  . is on our receivables or cash as a basis for the issuance of bankers' acceptances or letters of credit in connection with the financing of customers' operations by us or a restricted subsidiary;

  . is on property, or related receivables, acquired by us or a restricted subsidiary by repossession, foreclosure or like proceedings and secures indebtedness to finance all or part of the cost of maintenance, improvement or construction of the property;

  . is created in favor of the SBA on property owned by a restricted subsidiary organized as a small business investment company;

  .  extends, renews or replaces a lien described above; or

  . secures our indebtedness and indebtedness of our restricted subsidiaries and the sum of that indebtedness and the other indebtedness of us and our restricted subsidiaries secured by liens on our property and our restricted subsidiaries' property, excluding indebtedness secured by liens described above or existing as of the date of the applicable indenture, does not exceed 10% of our consolidated net tangible assets.

   We do not have to comply with the foregoing restrictions on liens if the holders of a majority in principal amount of debt securities who are affected by the imposition of the applicable lien waive compliance either generally or in that instance.

 Restrictions on Amount of Debt

   Under the indentures, we may incur unlimited amounts of senior debt, subordinated debt and junior subordinated debt. However, under other indentures, we have agreed not to permit the aggregate principal amount of all debt reflected on our consolidated balance sheets to exceed ten times our consolidated stockholder's equity. The other indentures are of varying terms, the longest of which is currently scheduled to expire on May 15, 2002. We may terminate or amend these restrictions in the other indentures prior to that date.

 Mergers, Consolidations and Transfers of Assets

   Under the indentures, we may not consolidate with, or merge into, any other corporation or convey, transfer or lease most or all of our property and assets to any person, unless:

  . the corporation formed by the consolidation, the corporation into which we merge or the person who acquires most or all of our property and assets is organized and existing under the laws of a U.S. jurisdiction and agrees to assume the payment of the principal of, and any interest and premium on, the debt securities and the performance of covenants in the applicable indenture;

  . the transaction will not result in the occurrence and continuation of an event of default or an event which after notice and/or lapse of time would become an event of default; and

  .  we satisfy other conditions listed in the applicable indenture.

We will be discharged from all of our obligations and covenants under the applicable indenture and the debt securities if we engage in a merger, consolidation or transfer of assets that satisfies all of these conditions.

 Payment and Transfer

   We will pay principal of, and any interest and premium on, fully registered debt securities without coupons at the corporate trust office of the trustee or at any other office that we maintain for that purpose, except that we may pay interest by check mailed to the registered holders of these debt securities at the close of business on the day or days specified in the applicable prospectus supplement. Unless limited in the indenture, fully registered debt securities may be transferred or exchanged at the trustee's corporate trust office or at any other office we maintain for that purpose, without payment of any service charge except for incidental taxes or governmental charges. With respect to other forms of debt securities, we will pay principal and any interest and premium and holders may transfer or exchange these debt securities at the place or places and on the terms that we specify in the applicable prospectus supplement.

 Book-Entry, Delivery and Form

   We may offer debt securities represented by one or more certificates in registered, global form. We will (1) deposit the global securities representing the debt securities with, and on behalf of, The Depository Trust Company (DTC) in New York, New York or a successor depositary that we appoint and (2) register the global securities in the name of the depositary or its nominee.

   DTC has advised us that it is a:

  . limited-purpose trust company organized under the laws of the State of New York;

  .  banking organization within the meaning of the laws of the State of New
     York;

  .  member of the Federal Reserve System;

  . clearing corporation within the meaning of the New York Uniform Commercial Code; and

  . clearing agency registered pursuant to the provisions Section 17A of the Securities Exchange Act.

   DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant also have access to DTC's book-entry system.

   Only participants and persons who hold interests through participants may own beneficial interests in debt securities represented by global securities. Upon deposit of the global securities, the depositary will credit, on its book-entry registration and transfer system, the accounts of the participants designated by the dealers, underwriters or agents involved in the distribution with the principal amounts of the global securities beneficially owned by the participants. The records of the depositary will show ownership and effect the transfer of ownership of global securities by participants. The records of participants will show ownership and effect the transfer of ownership of global securities by persons holding through them. Therefore, if you are required by state law to take physical delivery of securities in definitive form, you may not be able to own, transfer or pledge beneficial interests in global securities. In addition, the lack of a physical certificate evidencing a person's beneficial interest in debt securities represented by a global security may limit your ability to pledge the interest to a person or entity who does not participate in the depositary's system.

   So long as the depositary or its nominee is the registered owner of a global security, it will be considered the sole owner and holder of the related debt securities for all purposes under the applicable indenture. Except as set forth below, if you own a beneficial interest in debt securities represented by global securities, you will not:

  .  be entitled to have the debt securities registered in your name;

  . receive or be entitled to receive physical delivery of a certificate in definitive form representing the debt securities; or

  . be considered the owner or holder of the debt securities under the applicable indenture for any purpose, including with respect to the giving of any directions, approvals or instructions to the trustee.

   Each person owning a beneficial interest in a global security must rely on the procedures of the depositary or, if that person is not a participant, the procedures of the participant through which that person holds its interest, to exercise the rights of a holder under the applicable indenture. We understand that, under existing industry practice, when a beneficial owner of a global security wants to give any notice or take any action that a registered holder is entitled to take, at our request or under the applicable indenture, the depositary will authorize the participant to give the notice or take the action, and the participant will authorize its beneficial owners to give the notice or take the action. Accordingly, we and the trustee will treat as a holder anyone designated as such in writing by the depositary for purposes of obtaining any consents or directions required under the indenture.

   We will pay the principal of, and any interest and premium on, debt securities represented by global securities through the trustee or a paying agent to the depositary or its nominee, as the registered holder of the global securities. We expect the depositary or its nominee, upon receipt of any payments, to immediately credit each participant's account with payments in amounts proportionate to that participant's beneficial interest as shown on the records of the depositary or its nominee. We also expect each participant to pay each owner of beneficial interests in debt securities represented by global securities held through that participant in accordance with standing customer instructions and customary practices. These payments will be the responsibility of the participants.

   We will exchange debt securities represented by a global security for certificated securities in definitive form only if:

  . the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time it ceases to be a clearing agency registered under the Securities Exchange Act;

  . we decide at any time not to have the debt securities represented by a global security and so notify the trustee; or

  . an event of default has occurred and is continuing with respect to the debt securities.

If there is an exchange, we will issue certificated securities in authorized denominations and registered in the names the depositary directs.

   We will not, and the trustee and paying agent will not, assume any responsibility or liability for any aspect of the records relating to, payments made on account of or actions taken with respect to the beneficial ownership interests in debt securities represented by global securities, or for any other aspect of the relationship between the depositary and its participants or between the participants and the owners of beneficial interests. We, the trustee and any paying agent may conclusively rely on instructions from the depositary for all purposes. We obtained the above information about the depositary and its book-entry system from sources we believe are reliable, but we take no responsibility for the accuracy of the information.

 Same-Day Settlement

   Underwriters, dealers or agents may make settlement for debt securities in immediately available funds. We may make all payments of principal and any interest in immediately available funds. If the debt securities are subject to settlement in immediately available funds, the depositary will trade them in its same-day funds settlement system until maturity and secondary market trading activity will require the depositary to settle in immediately available funds rather than in the traditional clearinghouse or next-day funds. We do not know what effect, if any, this requirement may have on the secondary trading activity of the debt securities.

 Events of Default, Notice and Waiver

   Each indenture provides that the following events are events of default with respect to any series of the debt securities:

  . failure to pay the principal of, and any premium on, any debt security of that series;

  . failure to pay any installment of interest on any debt security of that series for 30 days after becoming due;

  . failure to perform any other covenant in the applicable indenture for 60 days after being given written notice;

  . any event of default with respect to another series of debt securities issued under the applicable indenture;

  . a default under any (1) bond, debenture, note or other evidence of indebtedness for money that we borrowed, issued, assumed or guaranteed with unpaid principal over $2,000,000 or (2) mortgage, indenture or instrument under which we may issue, secure or evidence any indebtedness for money that we borrowed that caused another series of issued debt securities or such indebtedness to become due and payable prior to maturity, without discharge of such issued debt securities or indebtedness or rescission of the acceleration for 60 days after we receive written notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding series of debt securities in default requesting discharge or rescission, unless we contest the default in good faith after that time;

  . bankruptcy, insolvency, reorganization or court appointment of a receiver, liquidator or trustee; and

  . any other event of default described in the resolution of our board of directors establishing the series of debt securities or in the supplemental indenture under which we issue the series of debt securities.

   An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. We will disclose any additions to, or changes in, the events of default in the applicable prospectus supplement.

   The trustee must give notice to the holders of any series of debt securities of any event of default with respect to that series of debt securities that it knows about within 90 days of the event, unless the default has been cured or waived or the trustee determines in good faith, except with respect to a default in the payment of principal, interest or premium, that it is in the best interest of the holders to withhold the notice. If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series may declare the principal and any accrued but unpaid interest due and payable immediately.

   The holders of at least a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default, except (1) failure to pay the principal and any premium or interest when due and (2) failure to perform any covenant or provision of the applicable indenture that cannot be amended or modified without the unanimous consent of the holders of the debt securities affected.

   Under the indentures, the holders:

  . agree to indemnify the trustee when exercising any right or power of any holders;

  . may, with certain exceptions, direct the time, method and place of (1) any proceeding for any remedy available to the trustee and (2) any exercise of the trustee's trusts or powers;

  . may, upon satisfaction of specified conditions, including notice and indemnity to the trustee, institute suit for the enforcement of their rights under the applicable indenture; and

  . have the absolute right to receive principal and any interest and premium when due and to enforce that right by instituting a suit.

   Each indenture requires us to provide the trustee with annual statements regarding our fulfillment of our obligations under that indenture.

 Modification of the Indentures

   With the consent of the holders of a majority in principal amount of each series of debt securities outstanding under the applicable indenture, we may enter into a supplemental indenture with the trustee to amend or modify provisions of the indenture. We may not, however, without the unanimous consent of the holders of each series of debt securities outstanding under the applicable indenture affected thereby:

  .  modify the payment terms of principal or interest;

  . reduce the percentage of holders from whom we must obtain consent to modify or amend the indenture or to waive our compliance with covenants; or

  . subordinate the indebtedness evidenced by the debt securities to other indebtedness, except to subordinate subordinated debt to senior debt or junior subordinated debt to senior debt and subordinated debt.

 Satisfaction and Discharge

   Under the indentures, we will be discharged from our obligations with respect to a series of debt securities prior to their maturity or redemption when:

  . we have irrevocably deposited with the trustee sufficient funds or direct or fully guaranteed obligations of the applicable government to pay the principal of, and any interest and premium on, the debt securities to maturity or redemption;

  .  we have paid all other sums payable with respect to the debt securities;

  . if the deposit is more than one year prior to maturity or redemption, we have delivered to the trustee an opinion of tax counsel to the effect that the deposit and discharge will not result in recognition by the holders of the debt securities of any income, gain or loss for federal income tax purposes that they would otherwise not recognize; and

  . we have delivered to the trustee an opinion of counsel as to certain other matters.

   If we are discharged from our obligations as to a series of debt securities prior to their maturity or redemption, the holders of those debt securities will no longer be entitled to benefits of the indenture, except for (1) registration of transfer or exchange of the debt securities and (2) replacement of lost, stolen or mutilated debt securities. Those holders may look only to the deposited funds or obligations for payment. However, if the trustee is unable to apply any deposited money or obligations by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting the application, or by reason of the trustee's inability to convert any deposited money or government obligations into the proper currency or currency unit, our obligations under the indenture will be reinstated until the trustee is able to apply the deposited money or obligations.

 The Trustee

   State Street Bank and Trust Company serves as trustee under each indenture. Each indenture limits the right of the trustee, as a creditor of ours, to obtain payment of claims in certain cases and to realize on certain property received with respect to any of the claims. The trustee may engage in other transactions, except that, if it acquires any conflicting interest, it must eliminate the conflict or resign. The trustee is trustee with respect to outstanding senior debt securities previously issued under the indentures and may from time to time perform certain other services for, including extending lines of credit to, us in the ordinary course of business.

 Certain Definitions

   The following terms used in this prospectus and the indentures have the following definitions:

  . "Consolidated net tangible assets" means the total of all assets reflected on our consolidated balance sheet, prepared in accordance with generally accepted accounting principles, at their net book values, after deducting related depreciation, depletion, amortization and all other valuation reserves which, in accordance with those principles, should be set aside in connection with the business conducted, but excluding goodwill, unamortized debt discount and all other like segregated intangible assets, and amounts on the asset side of our consolidated balance sheet for our capital stock, less the aggregate of our current liabilities and our consolidated subsidiaries reflected on our consolidated balance sheet, all as determined in accordance with generally accepted accounting principles. For purposes of this definition, "current liabilities" include all indebtedness for money borrowed, incurred, issued, assumed or guaranteed by us, credit balances of factoring clients and other payables and accruals, in each case payable on demand or due within one year of the date of determination of consolidated net tangible assets, all as reflected on our consolidated balance sheet, prepared in accordance with generally accepted accounting principles.

  . "Debt" means all liabilities, whether issued or assumed, in respect of money borrowed, whether or not evidenced by notes, debentures or other like written obligations to pay money, and all guarantees in respect of money borrowed by third persons, whether or not evidenced by notes, debentures or other like written obligations of those third persons to pay money.

  . "Junior subordinated debt" means all of our debt which is by its terms made subordinate and junior to our senior debt and subordinated debt.

  .  "Lien" means any mortgage, pledge, security interest or lien.

  . "Restricted subsidiary" means any of our subsidiaries or any subsidiary of a restricted subsidiary (1) which is primarily engaged in the finance business, (2) which conducts its finance business primarily in the U.S. and (3) of which we and/or a restricted subsidiary own 51% or more of each class of its voting stock.

  . "Senior debt" means all of our debt which is not by its terms made subordinate or junior in right of payment from our general assets to any of our other debt.

  . "Subordinated debt" means all of our debt which is by its terms made subordinate or junior in right of payment to any of our other debt, except our junior subordinated debt.

  . "Subsidiary" means any corporation of which we and/or one or more of our subsidiaries own more than 50% of the voting stock, other than directors' qualifying shares.

 Provisions Applicable Solely to the Senior Debt Securities

   Each series of senior debt securities will constitute our senior debt and will rank equally with each other series of senior debt securities. All our subordinated debt and junior subordinated debt, including all subordinated debt securities and junior subordinated debt securities, will be subordinated to all our senior debt, including all senior debt securities.

 Provisions Applicable Solely to the Subordinated Debt Securities

   Each series of subordinated debt securities will constitute our subordinated debt and will rank equally with each other series of subordinated debt securities. All our junior subordinated debt, including all junior subordinated debt securities, will be subordinated to all our subordinated debt, including all subordinated debt securities. All our subordinated debt, including all subordinated debt securities, will be subordinated to all our senior debt, including all senior debt securities.

   If we are involved in any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings, or if any subordinated debt securities are declared due and payable because of an event of default, then we will pay in full all principal of, and any interest and premium on, all our senior debt before we make any payment on the subordinated debt securities.

   If we issue subordinated debt securities, we will disclose the aggregate principal amount of our senior debt outstanding as of a recent date in the prospectus supplement. We will also describe any limitation on the issuance of any additional senior debt in the prospectus supplement.

 Provisions Applicable Solely to the Junior Subordinated Debt Securities

   Each series of junior subordinated debt securities will constitute our junior subordinated debt and will rank equally with each other series of junior subordinated debt securities. The junior subordinated debt securities will be subordinated to all our senior debt, including all senior debt securities, and all our subordinated debt, including all subordinated debt securities.

   If we are involved in any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings, or if any junior subordinated debt securities are declared due and payable because of an event of default, then we will pay in full all principal of, and any interest and premium on, all our senior debt and subordinated debt before we make any payment on the junior subordinated debt securities.

   If we issue junior subordinated debt securities, we will disclose the aggregate principal amount of our senior debt and subordinated debt, if any, outstanding as of a recent date in the prospectus supplement. We will also describe any limitation on the issuance of any additional senior debt or subordinated debt in the prospectus supplement.

   As of June 30, 1999, the aggregate principal amount of our senior debt outstanding was $11.9 billion and there was no outstanding subordinated debt or junior subordinated debt.

Description of Warrants

   The following statements about the warrants are summaries of, and subject to, the detailed provisions of the warrant agreement that we may enter into with a warrant agent. We filed a form of the warrant agreement with the SEC.

 General

   We may issue warrants to purchase debt securities, evidenced by warrant certificates, under a warrant agreement with a warrant agent. We may issue the warrants independently or in connection with debt securities, and the warrants may be attached to, or separate from, the debt securities. If we offer warrants, a prospectus supplement will describe the terms of the warrants, including the following:

  .  the offering price, if any;

  . the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants;

  . if applicable, the designation and terms of the debt securities with which the warrants are issued and the number of warrants issued with each of the debt securities;

  . if applicable, the date on and after which the warrants and the related debt securities will be separately transferable;

  . the principal amount of debt securities purchasable upon exercise of one warrant and the price at which the debt securities may be purchased;

  . the dates on which the right to exercise the warrants commences and expires;

  .  whether the warrants will be issued in registered or bearer form;

  . a summary of the material tax consequences under U.S. law of owning the warrants;

  . a description of any securities exchanges or markets on which the warrants will be listed;

  .  the name of the warrant agent and any co-warrant agent; and

  .  any other terms of the warrants.

   Warrant certificates may be exchanged for new warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer at the corporate trust office of the warrant agent or at such other office as we may designate in a prospectus supplement.

   Warrant holders do not have any of the rights of holders of debt securities and are not entitled to payments of principal of, and any interest or premiums on, the debt securities.

 Exercise of Warrants

   Warrant holders may exercise their warrants by:

  . completing and executing the form of election to purchase that appears on the reverse side of the warrant certificate;

  . surrendering their warrant certificates at the corporate trust office of the warrant agent; and

  .  paying the exercise price in full.

Upon exercise of a warrant, the warrant agent will deliver the debt securities in authorized denominations in accordance with the instructions of the exercising warrant holder and at the sole cost and risk of such warrant holder. If the exercising warrant holder elects to exercise less than all of the warrants evidenced by the warrant certificate, the warrant agent will also deliver a new warrant certificate evidencing the remaining amount of warrants.

Description of Capital Stock

   The following summary of our capital stock is not complete and is subject to, and qualified in its entirety by reference to, our charter, our bylaws, the Delaware General Corporation Law and any prospectus supplement and certificate of designation relating to the capital stock that we offer by this prospectus. Our charter and bylaws have been, and a form of a certificate of designation will be, filed with the SEC.

 General

   Our charter authorizes us to issue 852,000,000 shares of capital stock, of which:

  . 500,000,000 shares are designated class A common stock, $0.25 par value per share;

  . 300,000,000 shares are designated class B common stock, $0.25 par value per share;

  . 50,000,000 shares are designated senior preferred stock, $0.01 par value per share; and

  . 2,000,000 shares are designated junior preferred stock, no par value per share.

   As of July 29, 1999, after giving effect to the merger of HealthCare Financial Partners, Inc. into one of our wholly-owned subsidiaries, which we consummated on July 28, 1999, there were:

  . 46,320,982 shares of class A common stock issued and 45,997,892 shares outstanding;

  .  51,050,000 shares of class B common stock issued and outstanding;

  . 51,050,000 shares of class A common stock reserved for issuance upon conversion of shares of class B common stock;

  . 3,932,312 shares of class A common stock reserved for issuance under our 1998 stock incentive plan;

  . 5,000,000 shares of series A preferred stock, a series of senior preferred stock, issued and outstanding;

  . 1,500,000 shares of series C preferred stock, a series of senior preferred stock, issued and outstanding;

  . 1,250,000 shares of series D preferred stock, a series of senior preferred stock, issued and outstanding; and

  . 100,000 shares of NW preferred stock, a series of junior preferred stock, authorized and reserved for issuance.

All outstanding shares of common and preferred stock are fully paid and nonassessable. Any shares of senior preferred stock or class A common stock that we offer by this prospectus will, upon full payment of its purchase price, also be fully paid and nonassessable.

 Senior Preferred Stock

   Our charter authorizes our board of directors to issue preferred stock in one or more series from time to time. Our board may fix the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences, of the preferred stock in a certificate of designation without any further vote or action by the stockholders, except as may be required by the terms of our outstanding preferred stock.

   If we offer a series of senior preferred stock, a prospectus supplement will describe its terms, including the following:

  .  the maximum number and designation of shares to constitute the series;

  . the annual dividend rate, if any, and whether it is fixed or variable or both;

  . the date or dates from which dividends, if any, will begin to accrue or accumulate and whether dividends will be cumulative;

  .  the terms and conditions of our right, if any, to redeem the shares;

  .  the liquidation preference, if any;

  . whether the shares will be subject to operation of a retirement or sinking fund and, if so, the terms and provisions relating to the fund;

  . the terms and conditions of your right, if any, to cause us to redeem the shares;

  . the terms and conditions of your right, if any, to convert the shares into, or exchange the shares for, shares of any other series or class of our capital stock or the capital stock of another corporation;

  .  voting rights, if any;

  . any other preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions;

  . a summary of the material tax consequences under U.S. law of owning shares of preferred stock; and

  . a description of any securities exchanges or markets on which the shares will be listed.

 Existing Preferred Stock

   Our currently authorized preferred stock is described below.

 Series A Preferred Stock

   We pay cumulative, quarterly dividends on our series A preferred stock at an annual rate of 8.125%. We may not declare or pay cash dividends on our common, junior preferred or other series of senior preferred stock on parity with the series A preferred stock unless we have paid full cumulative dividends on all outstanding shares of our series A preferred stock for all past dividend periods. We may redeem in whole or in part our series A preferred stock on or after September 22, 2000 at a price of $25 per share plus accrued and unpaid dividends.

   Except as required by law and as described in this prospectus, the holders of our series A preferred stock have no voting rights. If we fail to pay six consecutive quarterly dividends on our series A preferred stock, the holders of the series A preferred stock, voting separately as a class, may elect two additional directors beyond the number to be elected by our other stockholders at the next annual meeting and at every subsequent annual meeting at which the terms of the directors they elected expire so long as we are in arrears. The directors elected by the holders of series A preferred stock will serve until the dividend default ceases to exist. In addition, without the vote of the holders of at least two-thirds of the outstanding shares of our series A preferred stock, we will not:

  . issue any shares of stock ranking senior to the outstanding shares of series A preferred stock as to the payment of dividends or upon liquidation; or

  . amend our charter or bylaws to change the par value of the shares of series A preferred stock, the aggregate number of authorized shares of series A preferred stock or the powers, preferences or special rights of the series A preferred stock in a manner that adversely affects the holders of our series A preferred stock.

   Our series A preferred stock carries a liquidation preference of $25 per share plus accrued and unpaid dividends. Our series A preferred stock ranks senior with respect to payment of dividends and liquidation preferences to our common stock and junior preferred stock.

 Series C Preferred Stock

   Dividends on our series C preferred stock are noncumulative. Accordingly, if our board of directors fails to declare a dividend on our series C preferred stock payable on a dividend payment date, then holders of our series C preferred stock have no right to receive a dividend for the dividend period ending on that dividend payment date. We have no obligation to pay any dividend accrued for such period, whether or not dividends on our series C preferred stock are declared payable on any future dividend payment date. If declared by our board of directors, dividends are payable quarterly at an annual rate of 6.687%. We will adjust the amount of dividends payable on our series C preferred stock in the event of certain amendments to the Internal Revenue Code of 1986, as amended, in respect of the dividends received reduction. We may not declare or pay cash dividends on our common stock, junior preferred stock or other series of senior preferred stock ranking equal with our series C preferred stock unless we have paid all declared dividends on all outstanding shares of series C preferred stock for all past dividend periods. We may redeem in whole or in part our series C preferred stock on or after August 15, 2007 at a price of $100 per share plus accrued and unpaid dividends, whether or not declared, for the then-current dividend period and, if declared, accrued and unpaid dividends for prior dividend periods.

   Except as required by law and as described in this prospectus, the holders of our series C preferred stock have no voting rights. If we have not paid or declared and set aside dividends payable on shares of our series C preferred stock or on any other class or our series of senior preferred stock for which dividends are noncumulative ranking equal with our series C preferred stock and upon which like voting rights have been conferred and are exercisable for the equivalent of six full quarterly dividend periods, whether or not consecutive, the holders of our series C preferred stock, voting as a single class with the holders of the other noncumulative voting stock, may elect two additional directors beyond the number to be elected by our other stockholders, including holders of our series A preferred stock, at the next annual meeting and at every subsequent annual meeting at which the terms of the directors they elected expire so long as we are in arrears. The right of holders of series C preferred stock to elect directors will continue until we pay or declare and set aside dividends on the series C preferred stock for at least four consecutive full quarterly dividend periods. In addition:

  . without the vote of the holders of at least two-thirds of the outstanding shares of our series C preferred stock, we will not amend, alter or repeal any provision of our charter in a manner that would adversely affect the powers, privileges or rights of the holders of our series C preferred stock; and

  . without the vote of the holders of at least two-thirds of the outstanding shares of our series C preferred stock and any other series of our noncumulative preferred stock ranking equal with the series C preferred stock either as to dividends or upon liquidation, voting as a single class without regard to series, we will not (1) issue, authorize or increase the authorized amount of our series C preferred stock, (2) issue or authorize any obligation or security convertible into or evidencing a right to purchase our series C preferred stock or (3) reclassify any of our authorized stock into an additional class or series of stock ranking prior to our series C preferred stock as to dividends or upon liquidation.

   Our series C preferred stock carries a liquidation preference of $100 per share plus an amount equal to the sum of accrued and unpaid dividends, whether or not earned or declared, for the then-current dividend period to the date of the final distribution that ranks:

  . senior to payments to holders of our common stock, junior preferred stock and any other class or series of stock ranking junior to our series C preferred stock; and

  . equal with payments to holders of each other series of our senior preferred stock outstanding on the date of original issue of our series C preferred stock.

 Series D Preferred Stock

   Our series D preferred stock is identical to our series C preferred stock, except that:

  . if declared by our board of directors, dividends are payable quarterly on the series D preferred stock at an annual rate of 6.95%; and

  . we may redeem in whole or in part our series D preferred stock on or after February 15, 2009 at a price of $100 per share plus accrued and unpaid dividends, whether or not declared, for the then-current dividend period and, if declared, accrued and unpaid dividends for prior dividend periods.

 NW Preferred Stock

   We authorized the issuance of 100,000 shares of our NW preferred stock pursuant to our keep well agreement with Fuji Bank. In the keep well agreement, Fuji Bank has agreed to purchase NW preferred stock in an amount required to maintain our net worth at $500 million. At June 30, 1999, our net worth was approximately $2 billion. To date, we have not issued any NW preferred stock to Fuji Bank. If we issue NW preferred stock, we will pay dividends at a rate of 1% per annum above the three-month rate at which Fuji Bank offers deposits in U.S. dollars in London, England to prime banks in the London interbank market. The dividends will be noncumulative and payable, if declared, quarterly. If the NW preferred stock is issued, we will not pay cash dividends on our common stock unless we have declared and paid or set aside full dividends for the then-current dividend period on all outstanding shares of NW preferred stock.

   Subject to specified conditions, within a specified period of time after the end of a calendar quarter, we will redeem shares of NW preferred stock, in whole or in part, at the option of the holder, in an aggregate amount not greater than the excess of (1) our net worth as of the end of the quarter over
(2) $500 million at a price equal to the price we received upon the issuance of the NW preferred stock plus accrued and unpaid dividends for the then-current dividend period.

   Except as required by law, holders of the NW preferred stock will have no voting rights. The NW preferred stock will have a liquidation preference equal to the price that we received for each share upon the issuance of the NW preferred stock plus accrued and unpaid dividends for the then-current dividend period.

The NW preferred stock will rank senior to our common stock and junior to our senior preferred stock with respect to payment of dividends and liquidation preference.

 Common Stock

 Voting Rights

   The holders of our class A common stock and class B common stock generally have identical rights, except that holders of our class A common stock have one vote per share and holders of our class B common stock have three votes per share on all matters to be voted on by stockholders. Fuji Bank beneficially owns all of our outstanding class B common stock. Fuji Bank, or certain of its transferees, may reduce from time to time the number of votes per share of class B common stock and may not hold shares of class B common stock representing more than 79% of the combined voting power of all outstanding classes of voting stock. Holders of class A common stock and class B common stock may not cumulate their votes for the election of directors.

   Generally, except as otherwise required by the Delaware General Corporation Law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of shares of our class A common stock and class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of our preferred stock. However, except as otherwise provided by law or our charter and subject to any voting rights granted to holders of our preferred stock, amendments to our charter must be approved by a majority of all shares of class A common stock and class B common stock, voting together as a single class. In addition, amendments to our charter that would change the powers, preferences or special rights of a class of common stock in a manner that adversely affects the holders of shares of that class of common stock must be approved by a majority of the votes entitled to be cast by the holders of shares of the class adversely affected by the amendment, voting as a separate class.

 Dividends

   Holders of our class A common stock and class B common stock share ratably on a per share basis in any dividends declared by our board of directors, subject to any preferential rights of our preferred stock. We may not pay dividends on our common stock unless we have paid all declared dividends on all outstanding shares of our series C preferred stock and series D preferred stock and full cumulative dividends on all outstanding shares of our class A common stock. If we pay dividends or make other distributions payable in common stock, including distributions pursuant to stock splits or divisions of common stock, we will pay or distribute only shares of class A common stock to holders of class A common stock and only shares of class B common stock to holders of class B common stock. We may not reclassify, subdivide or combine shares of one class of our common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other series of our common stock.

 Conversion

   Holders of our class A common stock have no conversion rights. Fuji Bank, its subsidiary or certain unaffiliated transferees can, at their option, convert each share of class B common stock that it holds into one share of our class A common stock.

   If Fuji Bank and/or its subsidiaries transfer shares of our class B common stock, the shares will automatically convert into shares of our class A common stock, unless:

  .  the transferee is Fuji Bank or a subsidiary of Fuji Bank; or

  . the transferee is an unaffiliated party and it and its subsidiaries receive shares of our class B common stock representing more than a 50% voting interest in the outstanding shares of our common stock, in which case the shares retained by Fuji Bank and its subsidiaries will automatically convert into shares of our class A common stock.

   In addition, all shares of our class B common stock will automatically convert into shares of our class A common stock if the number of outstanding shares of class B common stock beneficially owned by Fuji Bank and its subsidiaries or the unaffiliated party and its subsidiaries, as the case may be, falls below 30% of the aggregate number of outstanding shares of our common stock. This automatic conversion will ensure that Fuji Bank and its subsidiaries or the unaffiliated party and its subsidiaries, as the case may be, retain voting control over us only if they continue to have a significant economic interest in us.

 Other Rights

   If we engage in a merger, reorganization or consolidation with, or into, another entity and, as a result, our common stock is exchanged for cash or property, we will exchange each share of our common stock, regardless of class, for the same amount of cash or property. If our common stock is exchanged for stock or other securities, we may convert or exchange shares of class A common stock and shares of class B common stock into, or with, stock or other securities that differ to the extent that the class A common stock and the class B common stock differ in our charter. If we liquidate, dissolve or wind up our business, we will pay in full the amounts required to be paid to holders of our preferred stock, then distribute ratably any remaining assets to holders of our common stock.

   If we issue additional shares of class A common stock, or other securities convertible into class A common stock, each holder of class B common stock has preemptive rights to purchase the amount of class A common stock or other securities convertible into class A common stock, as the case may be, that will allow the holder to maintain the percentage of beneficial ownership it had before the issuance. Holders of class A common stock do not have preemptive rights to purchase additional securities.

 Transfer Agent and Registrar

   The Bank of New York serves as the transfer agent and registrar for the class A common stock.

 Certain Charter and Bylaw Provisions

 Corporate Opportunities

   Our charter allows Fuji Bank to engage in activities or lines of business that are the same as, or similar to, the activities and lines of business in which we engage. Neither Fuji Bank nor any of its directors, officers or other employees will be liable to us or our stockholders for breach of any fiduciary duty because it does so.

   If Fuji Bank knows of a potential transaction or matter which may be a corporate opportunity for it and for us, it has no duty to communicate or offer the transaction or matter to us. Fuji Bank will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder because it pursues or acquires the opportunity for itself, directs the opportunity to another person or does not communicate information regarding the opportunity to us. If one of our directors, officers or employees who is also a director, officer or employee of Fuji Bank knows of a potential transaction or matter which may be a corporate opportunity for both us and Fuji Bank, he or she may fully satisfy his or her fiduciary duty if he or she acts in a manner consistent with the following policies:

  . a corporate opportunity offered to one of our officers or employees who is also a director, but not an officer, or employee of Fuji Bank is our corporate opportunity;

  . a corporate opportunity offered to one of our officers or employees who is also an officer or employee of Fuji Bank is our corporate opportunity only if it is expressly offered in writing to the person in his or her capacity as our officer or employee; and

  . a corporate opportunity offered to one of our directors who is not one of our officers or employees, but who is a director, officer or employee of Fuji Bank, is our corporate opportunity only if it is expressly offered in writing to the person in his or her capacity as director.

   If Fuji Bank's beneficial ownership of our common stock falls below 30% of the voting power of all classes of our outstanding common stock and none of our directors, officers or other employees is also a director, officer or other employee of Fuji Bank or any of its other subsidiaries, these provisions of our charter and bylaws will expire. Any person who purchases or otherwise acquires our common stock is deemed to know about and consent to these provisions of our charter.

 Provisions that May Have an Anti-Takeover Effect

   The following provisions in our charter and by-laws may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest:

  . our charter and bylaws provide that, subject to the rights of holders of preferred stock to elect additional directors under specified circumstances, only the board of directors (1) fixes the number of directors and (2) fills vacancies, other than those occurring by reason of removal of a director by our stockholders;

  . our bylaws provide that a stockholder must provide us advance written notice of its intent to nominate a director or raise a matter at an annual meeting;

  . our charter and bylaws provide that only specified officers, or our secretary at the request of a majority of our directors, may call special meetings of stockholders;

  . our bylaws provide that stockholders may take any action required or permitted to be taken by stockholders by written consent only so long as Fuji Bank and its subsidiaries or a certain unaffiliated transferee and its subsidiaries, as the case may be, beneficially own more than 50% of the total voting power of our outstanding common stock;

  . our charter requires, subject to the rights of the holders of our preferred stock, the affirmative vote of at least 66 2/3% of the total voting power of our outstanding common stock, voting together as a single class, to amend, repeal or adopt any provision inconsistent with any of the foregoing provisions of our charter; and

  . our charter and bylaws require, subject to the rights of the holders of our preferred stock, the affirmative vote of a majority of directors or the holders of at least 66 2/3% of the total voting power of our outstanding common stock, voting together as a single class, to alter, amend or repeal our bylaws.

   We are subject to Section 203 of the Delaware General Corporation Law. In general, under this statute, in certain circumstances, we may not engage in a "business combination" with an "interested stockholder" for three years after the date on which the entity becomes an interested stockholder, unless either:

  . the stockholder acquires more than 85% of our outstanding voting stock upon consummation of the transaction in which the stockholder becomes an interested stockholder;

  . our board of directors approved the business combination or the transaction in which the person becomes an interested stockholder before the date on which the stockholder becomes an interested stockholder; or

  . our board of directors and holders of two-thirds of our outstanding voting stock at a stockholder meeting held on or subsequent to the date of the business combination approve the business combination.

An "interested stockholder" owns, or at any time in the prior three years did own, 15% or more of a corporation's voting stock. A "business combination" is, among other things, a merger, consolidation, stock sale, asset based transaction or other transaction resulting in financial benefit to the interested stockholder.

 Limitations on Directors' Liability

   Under our charter, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  .  breach of the director's duty of loyalty;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  certain unlawful dividend payments or stock redemptions or repurchases;
     or

  . any transaction from which the director derived an improper personal benefit.

                              PLAN OF DISTRIBUTION

   We may offer the securities directly to you, to or through underwriters, through dealers or agents or through a combination of these methods. A prospectus supplement will disclose the following information:

  . the underwriters, dealers or agents involved in the offering under this prospectus;

  . the terms of the offering, including the purchase price of the securities and our proceeds from the sale of the securities;

  .  the managing underwriters;

  . the underwriting discounts and other items constituting underwriters' compensation;

  .  any initial public offering price;

  . any discounts or concessions allowed, reallowed or paid to dealers, which may change from time to time;

  . the terms of any offers to purchase securities solicited by us directly from institutional investors;

  .  the anticipated delivery date of the securities; and

  . the securities exchanges or markets on which the securities may be listed.

   If we use underwriters in an offering of securities, we will execute an underwriting agreement with the underwriters. If we use an underwriter or an underwriting syndicate in an offering, the underwriter(s) will purchase all of the securities for their own account(s), subject to certain conditions, and may resell them from time to time in one or more transactions at:

  .  a fixed price or prices which may be changed;

  .  prevailing market prices;

  .  prices relating to the prevailing market prices; or

  .  negotiated prices.

   If we use a dealer in an offering of securities, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

   If we use an agent in an offering of securities, the agent will act on a best efforts basis for the period of its appointment unless we indicate otherwise in the applicable prospectus supplement.

   Any dealer or agent that we use in an offering of securities may be deemed an underwriter within the meaning of the Securities Act, and any discounts or commissions received by them from us, and any profit on the resale of our securities by them, may be treated as underwriting discounts and commissions under the Securities Act. We may solicit offers to purchase securities from, and we may sell securities directly to, institutional investors or others who may be deemed underwriters within the meaning of the Securities Act when they resell the securities. We may enter into agreements with any underwriter, dealer and agent that we use in an offering of securities to indemnify them against certain civil liabilities, including liabilities under the Securities Act.

   If we so indicate in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain institutional investors that we approve to purchase securities pursuant to contracts that provide for payment and delivery at a future date. These institutional investors with whom we may enter into delayed purchase contracts include commercial and savings banks, insurance companies, pension funds, investment companies, and educational and charitable institutions. The obligations of the institutional investors will not be subject to any conditions, except that:

  . the purchase by an institution of the securities may not, at the time of delivery, be prohibited under the laws of any jurisdiction to which it is subject; and

  . if the securities are also being sold to underwriters, we must sell to underwriters the securities not subject to delayed delivery.

The underwriters or other agents will not have any responsibility regarding the validity or performance of the delayed purchase contracts.

   Some of the underwriters, dealers or agents and their associates may engage in transactions with, serve as financial advisors to and perform other general financing and bank services for us and for our affiliates in the ordinary course of business.

   Some persons participating in the offering may engage in, and discontinue at any time, transactions that stabilize, maintain or otherwise affect the price of the securities in order to facilitate an offering of the securities. These transactions may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than they have purchased from us who then cover the over-allotments or short positions by purchasing securities in the open market or by exercising any over-allotment option granted to them by us. These transactions may also include bidding for or purchasing securities in the open market or imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market.

   Other than our class A common stock, which is listed on the New York Stock Exchange and the Chicago Stock Exchange, each series of securities will be a new issue of securities with no established trading market. Any class A common stock sold pursuant to this prospectus will be listed on the New York Stock Exchange and the Chicago Stock Exchange. Other securities may or may not be listed on a national securities exchange. A secondary market may not be created, or if created, may not continue for the debt securities, warrants or senior preferred stock.

                                 LEGAL OPINIONS

   Mark J. Ohringer, Esq., our Deputy General Counsel, will issue an opinion for us about the legality of the securities we offer under this prospectus. Katten Muchin & Zavis, 525 West Monroe Street, Suite 1600, Chicago, Illinois 60661-3693, or other legal counsel, will issue opinions on certain legal matters for any agents or underwriters. Mr. Ohringer is one of our full-time employees and currently owns or has the right to acquire a total of approximately 13,000 shares of our class A common stock. Katten Muchin & Zavis also acts as our counsel from time to time and a limited number of its attorneys own, in the aggregate, less than 1% of the outstanding shares of our class A common stock.

                         INDEPENDENT PUBLIC ACCOUNTANTS

   The financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 1998, as amended on Form 10-K/A, and incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report, and are incorporated by reference in this prospectus upon the authority of Arthur Andersen LLP as experts in accounting and auditing in giving the report.

                          REGISTERED OFFICES OF HELLER

                             500 West Monroe Street
                            Chicago, Illinois 60661
                                 United States

                            LEGAL ADVISOR TO HELLER

                           (As to United States Law)
                             Mark J. Ohringer, Esq.
                             500 West Monroe Street
                            Chicago, Illinois 60661
                                 United States

                                    AUDITORS

                              Independent Auditors
                                   of Heller
                              Arthur Andersen LLP
                             33 West Monroe Street
                            Chicago, Illinois 60603
                                 United States

                       LEGAL ADVISORS TO THE UNDERWRITERS

                           (As to United States Law)
                              Katten Muchin Zavis
                             525 West Monroe Street
                                   Suite 1600
                          Chicago, Illinois 60661-3693
                                 United States

                                 LISTING AGENT

                       Banque Internationale a Luxembourg
                                69, route d'Esch
                               L-1470 Luxembourg

                                    TRUSTEE

                      State Street Bank and Trust Company
                                 Goodwin Square
                               225 Asylum Street
                          Hartford, Connecticut 06103
                                 United States

                    PAYING AND TRANSFER AGENT IN LUXEMBOURG

                       Banque Internationale a Luxembourg
                                69, route d'Esch
                               L-1470 Luxembourg